   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1996



                                                      REGISTRATION NO. 333-14227

________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        LAZARE KAPLAN INTERNATIONAL INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                            DELAWARE                                                          13-2728690
                 (STATE OR OTHER JURISDICTION OF                                           (I.R.S. EMPLOYER
                 INCORPORATION OR ORGANIZATION)                                         IDENTIFICATION NUMBER)

                                529 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 972-9700
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                              SHELDON L. GINSBERG
                        LAZARE KAPLAN INTERNATIONAL INC.
                                529 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 972-9700
       (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                FREDERICK R. CUMMINGS, JR., ESQ.                                         EARL D. WEINER, ESQ.
                     WARSHAW BURSTEIN COHEN                                               SULLIVAN & CROMWELL
                     SCHLESINGER & KUH, LLP                                                125 BROAD STREET
                        555 FIFTH AVENUE                                               NEW YORK, NEW YORK 10004
                    NEW YORK, NEW YORK 10017                                                (212) 558-3820
                         (212) 984-7700

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effectiveness of this registration statement.

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


________________________________________________________________________________

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 Subject to Completion, Dated November 19, 1996


PROSPECTUS

                                2,200,000 SHARES
                                     [LOGO]

                        LAZARE KAPLAN INTERNATIONAL INC.
                                  COMMON STOCK
                               ($1.00 PAR VALUE)

                             ---------------------

     Of the 2,200,000 shares of Common Stock offered hereby, 1,800,000 shares are being sold by Lazare Kaplan International Inc. (the 'Company') and 400,000 shares are being sold by the Company's Chairman, Maurice Tempelsman (the 'Selling Stockholder'). See 'Principal and Selling Stockholders and Security Ownership of Management.' The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholder.


     The Common Stock is listed on the American Stock Exchange under the symbol 'LKI.' On November 18, 1996, the closing price for the Common Stock was $19 1/4 per share.



     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE 'RISK FACTORS,' COMMENCING ON PAGE 8.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
   EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION NOR  HAS THE
      COMMISSION OR  ANY STATE  SECURITIES  COMMISSION PASSED  UPON  THE
        ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                        Underwriting                            Proceeds to
                                      Price to         Discounts and        Proceeds to           Selling
                                       Public          Commissions(1)        Company(2)         Stockholder

Per share......................          $                   $                   $                   $
Total(3).......................        $                   $                   $                   $

(1) See 'Underwriting' for indemnification arrangements.
(2) Before deducting expenses of the offering estimated at $          .

(3) The Company has granted the Underwriters a 30 day option to purchase up to 330,000 additional shares of Common Stock at the Price to Public less Underwriting Discounts and Commissions shown above, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
    Company  will be $          , $           and $          , respectively. See
    'Underwriting.'

                             ---------------------

     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions. It is expected that delivery of such shares will be made through the offices of UBS Securities LLC, 299 Park Avenue, New York, New York on or about
December   , 1996.
                             ---------------------

UBS SECURITIES                                                       FURMAN SELZ

                  , 1996

                                     [LOGO]



                         [GRAPHIC OF DIAMOND DISPLAY GOES HERE]




Lazare Kaplan International Inc., a multi-national diamond company, is engaged in rough diamond sourcing, in cutting and polishing these diamonds into gemstones and in selling polished diamonds to an international network of quality retail jewelers.


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the 'Commission'). Reports, proxy statements and other information filed by the Company can be inspected and copied at the principal office of the Commission, Public Reference Room, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60651-2511 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Copies can be obtained from the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, DC 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is http://www.sec.gov. The Common Stock of the Company is listed on the American Stock Exchange. Reports, proxy and information statements, and other information concerning the Company can be inspected and copied at the American Stock Exchange, 86 Trinity Place, New York, NY 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended May 31, 1996 and the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1996, which were filed with the Commission, are incorporated in this Prospectus by reference. The Company will provide, upon request, without charge to each person to whom this Prospectus is delivered, a copy of any or all of the documents incorporated herein by reference except for certain exhibits to such documents. Requests for such copies should be directed to Chief Financial Officer, Lazare Kaplan International Inc., 529 Fifth Avenue, New York, NY 10017, telephone number (212) 972-9700. Any statement contained in a document incorporated herein by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus modifies or replaces such statement.

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus, including the information set forth under 'Risk Factors.' Except as otherwise specified, all share and per share data described herein are based on the assumption that the Underwriters' over-allotment option is not exercised. Certain statements contained in the Prospectus Summary and elsewhere in this Prospectus regarding matters that are not historical facts, such as the Company's continued ability to obtain rough diamonds and the Company's plans to expand its business and with respect to strategic alliances and other agreements with third parties, are forward-looking statements (as such term is defined in the Securities Act of 1933, as amended) and because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed herein under 'Risk Factors.'

                                  THE COMPANY

GENERAL

     Lazare Kaplan International Inc. is engaged in the cutting, polishing and selling of ideally proportioned diamonds. The Company markets such diamonds internationally under the brand name 'Lazare Diamonds'r'.' Ideally proportioned diamonds are distinguished from non-ideal cut ('commercial') diamonds by the symmetrical relationship of their facets, which maximizes brilliance, sparkle and fire. Due to these characteristics, Lazare Diamonds command a premium in the marketplace. The Company believes there are only a few other companies in the world engaged in the production of ideally proportioned diamonds and that it is the largest producer of ideal cut diamonds. In addition, the Company cuts and polishes commercial diamonds, which it markets to wholesalers, distributors and through select retail jewelers. Those stones purchased by the Company and not selected for manufacturing are promptly resold as rough diamonds in the marketplace. The Company is also engaged in the trading of rough diamonds. The Company believes that the combination of its cutting and polishing operations and its trading operations enables the Company to purchase larger quantities of rough diamonds from which it may select those rough diamonds best suited for the Company's current needs. See 'Business.'

GROWTH STRATEGY

     The Company seeks to expand its current business by increasing its marketing efforts, adding to its sources of rough diamonds, improving manufacturing efficiencies, diversifying its product line and pursuing additional strategic opportunities.

 The Company is focusing on expanding its marketing and distribution efforts by distributing its polished diamonds into new geographic markets, exploring alternative distribution opportunities and selectively increasing the number of customers selling the Company's products in existing markets.

 The Company seeks to increase its access to sources of supply of rough diamonds by pursuing new business ventures in rough diamond producing countries. The recent agreements in Russia and Angola are two examples of this effort. See ' -- Recent Developments.'

 The Company endeavors to increase productivity and yield (rough weight to polished weight conversion) by seeking to enhance efficiency in its existing manufacturing facilities through worker incentives, training programs and state-of-the-art technology.

 The Company seeks to diversify its product line by manufacturing a broader range of sizes and types of polished diamonds in response to changing market demand.

 The Company evaluates acquisition opportunities and alliances with strategic partners which could allow it to integrate vertically by entering into the diamond retail or mining sectors.

MARKETING STRATEGY

     The Company's marketing strategy is directed primarily toward quality conscious consumers throughout the United States, the Far East and Europe. The Company focuses its distribution efforts for Lazare Diamonds on selectivity with a view to helping retailers who carry the product maintain a competitive advantage. Lazare Diamonds can be found at some of the most prestigious jewelry stores around the world, including those with international reputations and those known only in their communities as being the highest quality retail jewelers. This strategy helps ensure that the Company's product is presented in an environment consistent with its superior quality and image. The Company also sells to certain jewelry manufacturers and diamond wholesalers. The Company has developed a comprehensive grading system for its diamonds, which allows jewelers to order inventory by category rather than through the more cumbersome process of visual selection. In addition, the Company designs, manufactures (through independent contractors) and sells a line of high quality jewelry that features Lazare Diamonds. See 'Business -- Marketing, Sales and Distribution.'

     An important element of the Company's strategy is the promotion of the Lazare Diamonds brand name. Every Lazare Diamond bears a laser inscription on its outer perimeter, invisible to the naked eye, containing the Lazare Kaplan logo and an identification number unique to each stone. The laser signature allows consumers to register their Lazare Diamonds with the Company under its program, The Lazare Diamond Registry'r', thereby providing proof of ownership in case of loss or theft. See 'Business -- Marketing, Sales and Distribution.'

DIAMOND SUPPLY

     The Company's principal supplier of rough diamonds is the Diamond Trading Company (the 'DTC'), an affiliate of De Beers Centenary AG. Based on published reports, the Company believes that the DTC controls approximately 75% of the value of world rough diamond output. The Company has been a client of the DTC for more than 50 years. In order to diversify its sources of rough diamond supply, however, the Company has broadened its purchasing capabilities throughout Africa and has an office in Antwerp to supplement its rough diamond needs by secondary market purchases. The Company also has expanded its operations and entered into relationships with other primary source suppliers. The Company believes that this ability to diversify rough diamond sourcing allows it to maintain quantities and qualities of polished inventory that best meet its customers' needs. See ' -- Recent Developments' and 'Business -- Diamond Supply.'

MANUFACTURING OPERATIONS

     The Company currently has three manufacturing facilities. The Company's domestic manufacturing operation, located in Puerto Rico, is believed by the Company to be the largest diamond cutting facility in the United States. The Company believes its work force in Puerto Rico is the most highly skilled in the world. This facility generally produces polished diamonds having weights of 1/5 of a carat and greater. In 1993 the Company opened its factory, located in Molepolole, Botswana, which is operated in partnership with the Government of Botswana. This new state-of-the-art factory expands the Company's product line by cutting and polishing ideal cut diamonds in smaller sizes (generally smaller than 1/5 of a carat in size) than those produced in Puerto Rico. The Company's third manufacturing operation is conducted in cooperation with the Russian Government agency responsible for diamond exports and the Russian national stockpile and is located at this agency's facility in Moscow, Russia. The Company believes this facility, opened in 1991, is one of the largest factories in the world primarily dedicated to the cutting and polishing of large rough diamonds. See 'Business -- Properties.'

RECENT DEVELOPMENTS

     On July 16, 1996, the Company announced that it had signed a ten year agreement with AK Almazi Rossii Sakha ('ARS'), a Russian company, for the cutting, polishing and marketing of large rough gem diamonds. According to published reports, ARS is the largest producer of rough diamonds in Russia with annual production in excess of $1.2 billion, accounting for over 20% of the value of the world's supply of rough diamonds. In accordance with the terms of the agreement, the Company has begun to equip a diamond cutting factory (estimated to cost $600,000, half of which will be borne by

ARS) within the existing ARS facility in Moscow. This new facility will be staffed by Russian technicians and managed and supervised by Company personnel. ARS has agreed to supply a minimum of $45 million per year of large rough gem diamonds selected by the Company as being suitable for processing at this facility. The Company has agreed to sell the resulting polished diamonds through its worldwide distribution network. The proceeds from the sale of these polished diamonds, after reimbursement of the costs incurred by each of the parties, generally will be shared equally with ARS. This agreement does not require the Company to advance funds for the purchase of rough diamonds. The Company anticipates that the facility will commence cutting and polishing before June 1997. See 'Business -- Cutting and Polishing' and 'Risk Factors -- Risk of Foreign Operations.'



     In July 1996, the Company signed a five year agreement, approved by the Government of Angola, for the supply of a portion of the rough diamonds mined in Angola and for the joint cutting, polishing and marketing of that production. The agreement, entered into with Empresa Nacional de Diamantes de Angola ('Endiama'), Angola's national diamond mining company, and a company owned by a consortium of Angolan investors, provides for Endiama to sell to the Company a portion of the rough diamonds mined in Angola consisting of sizes and qualities selected by the Company as being suitable for cutting and sale as polished diamonds, or for resale as rough diamonds. See 'Business -- Diamond Supply.'



     In October 1996, Aiwa Co., Ltd. ('Aiwa'), the Japanese distributor with whom the Company has had a marketing relationship since 1972, announced that it entered into an agreement in Japan with Seiko Corporation ('Seiko'), one of the world's largest watchmakers. In connection with this agreement, the Company and Aiwa intend that Seiko will act as the exclusive distributor in Japan for Lazare Diamonds. The Company plans to form a joint venture in Japan with Aiwa (to be known as Lazare Kaplan Japan) to provide promotional and other support services to Seiko. This joint venture will implement an arrangement whereby Seiko will distribute, market and promote Lazare Diamonds in Japan. Seiko is generally recognized as a leader in consumer brand marketing and has a well developed network of contacts and retailers. Aiwa, with a distribution network of over 200 retailers and wholesalers, will continue to be an important customer of the Company's non-branded polished diamonds.


BACKGROUND

     Lazare Kaplan International Inc. was incorporated in 1972 under the laws of the State of Delaware as the successor to a business which was founded by Mr. Lazare Kaplan in 1903. The Company's principal stockholder is Maurice Tempelsman, the Chairman of the Board. Mr. Tempelsman and his son, Leon Tempelsman, are the only general partners of Leon Tempelsman & Son ('LTS'), a New York limited partnership, which holds 1,528,416 shares of Common Stock. In addition, prior to this offering, Maurice Tempelsman is the direct beneficial holder of 2,310,409 shares of Common Stock and holds, directly and indirectly, approximately 61.3% of the Company's issued and outstanding Common Stock. Maurice Tempelsman is the Selling Stockholder referred to in this Prospectus.

                                THE OFFERING(1)

Common Stock offered by:
     The Company..............................................................................   1,800,000 shares
     The Selling Stockholder(2)...............................................................     400,000 shares
     Total....................................................................................   2,200,000 shares
Common Stock to be outstanding after the offering.............................................   8,061,071 shares
Use of proceeds by the Company......................................................Repayment of Senior Notes and
                                                                                   reduction of bank indebtedness
American Stock Exchange symbol..............................................................................  LKI

------------

(1) Assumes Underwriters' over-allotment option is not exercised.

(2) Maurice Tempelsman, the Chairman of the Board of the Company and the Company's principal stockholder, is the Selling Stockholder.

                         SUMMARY FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                            THREE MONTHS ENDED
                                                 YEAR ENDED MAY 31,                            AUGUST 31,
                              --------------------------------------------------------     -------------------
                                1992        1993        1994      1995(1)       1996        1995        1996
                              --------    --------    --------    --------    --------     -------     -------
Statement of Operations
  Data:
Net sales..................   $151,875    $158,075    $204,047    $178,143    $266,321     $61,697     $69,400
EBITDA(2)..................   $  1,646    $  3,362    $  8,705    $  4,243    $ 13,566     $ 2,498     $ 3,199
Income/(loss) before income
  tax provision and
  minority interest........   $ (2,287)   $   (728)   $  2,803    $ (1,418)   $  7,149     $   886     $ 1,595
Income/(loss) before
  minority interest(3).....   $ (2,951)   $   (903)   $  2,685    $ (1,632)   $  6,690     $   829     $ 1,502
Net income/(loss)..........   $ (2,951)   $   (903)   $  3,024    $ (1,153)   $  7,013     $   786     $ 1,659
Net income/(loss) per
  share....................   $  (0.48)   $  (0.15)   $   0.49    $  (0.18)   $   1.12     $  0.13     $  0.26
Weighted average number of
  shares outstanding.......  6,121,680   6,121,680   6,226,708   6,309,071   6,288,157   6,236,021   6,484,029

Pro Forma Statement of Operations Data(4)(5):
Net sales.................................................................    $266,321       --        $69,400
EBITDA(2).................................................................    $ 13,635       --        $ 3,216
Income/(loss) before income tax provision and minority interest...........    $ 10,578       --        $ 2,360
Income/(loss) before minority interest(3).................................    $ 10,050       --        $ 2,251
Net income/(loss).........................................................    $ 10,373       --        $ 2,408
Net income/(loss) per share...............................................    $   1.28       --        $  0.29
Supplementary shares outstanding(6).......................................   8,088,157       --      8,284,029



                                                                                        AT AUGUST 31, 1996
                                                                              --------------------------------------
                                                                                   ACTUAL          AS ADJUSTED(5)(7)
                                                                              -----------------    -----------------
Balance Sheet Data:
     Working capital.......................................................       $  75,960            $  82,420
     Total assets..........................................................       $ 114,400            $ 114,077
     Short-term debt.......................................................       $   9,460            $   3,000
     Long-term debt........................................................       $  34,230            $   8,762
     Stockholders' equity..................................................       $  46,579            $  78,184

------------
(1) Fiscal 1995 results include a non-recurring charge of $1.8 million relating to a write-down of the Company's polished small stone inventory. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

(2) EBITDA represents net income/(loss) before interest expense, taxes, minority interest, depreciation and amortization. EBITDA should not be considered as a substitute for net income, as an indicator of operating performance, or as an alternative to cash flow as a measure of liquidity.

(3) Reflects the use of the Company's net operating loss carryforwards. See Note 3 to the Consolidated Financial Statements.


(4) Reflects the effect on the historical income statement data for the year ended May 31, 1996 and for the quarter ended August 31, 1996 of the reduction of interest expense of $3,360,000 and $748,000, respectively, as if the offering made hereby had been completed June 1, 1995 and the Company had prepaid the outstanding balance on its Senior Notes and a portion of the balance then outstanding under the Company's revolving loan and lines of credit. The historical income statement data have not been adjusted to reflect (a) the write-off of deferred financing costs associated with the Senior Notes of approximately $340,000 and $323,000 for the year ended May 31, 1996 and the quarter ended August 31, 1996, respectively, or (b) the prepayment premium associated with the prepayment of the Senior Notes. See 'Use of Proceeds.'



(5) Gives effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed offering price of $20 1/4 per share (the closing price on the American Stock Exchange on November 13, 1996) and the application of the estimated net proceeds from such sale.


(6) Supplementary shares outstanding reflects the adjustment to the historical weighted average shares outstanding at May 31, 1996 and August 31, 1996 for the sale of the shares issued in connection with this offering.


(7) The balance sheet data have been adjusted to reflect (a) the impact of the repayment of the Senior Notes outstanding of $21,430,000 at August 31, 1996 and of $10,498,000 for the repayment of other bank indebtedness, (b) the write-off of deferred financing costs associated with the Senior Notes and
    (c) the payment of the prepayment premium associated with the prepayment of the Senior Notes. See 'Use of Proceeds.'

                                  RISK FACTORS

     Potential   purchasers  of  Common  Stock  should  consider  carefully  the
following  matters,  as  well  as  the  other  information  contained  in   this
Prospectus, before deciding to purchase shares of Common Stock offered hereby.

     Availability of Rough Diamonds. The Company's business is dependent upon the availability of rough diamonds, the world's known sources of which are highly concentrated. Historically, the Company's principal supplier of rough diamonds has been the Diamond Trading Company (the 'DTC'), which, based on published reports, together with its affiliates, controls approximately 75% of the value of world diamond output. The Company has been a client of the DTC for over 50 years and believes its relations with the DTC are good. For the three fiscal years ended May 31, 1996, 1995 and 1994, approximately 50%, 47% and 58%, respectively, of the Company's purchases of rough diamonds were from the DTC. The Company has diversified its sources of supply over the last several years by entering into arrangements with other suppliers of rough diamonds. This diversification includes the expansion of purchasing of rough diamonds in Africa, and expanding operations at its office in Antwerp to supplement the Company's rough diamond buying needs by making purchases in the secondary market. However, if there should be any interruption in the Company's relationship with the DTC as its primary source supplier of rough diamonds, such interruption could have a material adverse effect on the Company's operations. The Company's sources of supply could also be adversely affected by political and economic developments in producing countries over which the Company has no control. See ' -- Risk of Foreign Operations' and 'Business -- Diamond Supply.'

     Effect of Possible Diamond Supply and Price Fluctuations. Through its control of the world's rough diamond supply and its own inventory, De Beers Centenary AG, an affiliate of the DTC, can exert significant control over the pricing of rough and polished diamonds. Global rough diamond pricing can be affected positively or negatively by general economic conditions as well as by imbalances in the supply of and demand for rough and/or polished diamonds. In recent years, significant short-term increases of rough diamond supply have reportedly originated from Russia and Angola. Should there be a material and sudden increase in the availability of rough diamonds beyond the global marketplaces' capacity to absorb, including increases in available diamonds from such sources or from new sources, the Company and the diamond industry could be materially adversely affected. Major fluctuations in the prices of rough and polished diamonds have occurred in the past. Any large rapid increase in rough diamond prices could materially adversely affect the Company's revenue and operating margins if the increased cost cannot be passed along to the Company's customers in a timely manner. Any rapid decrease in the price of polished diamonds could materially adversely affect the Company in terms of inventory losses and lower margins. See 'Business -- Pricing.'


     Risk of Foreign Operations. The world's sources of rough diamonds are highly concentrated in a limited number of countries, including Angola, Australia, Botswana, Ghana, Guinea, Namibia, Russia, Sierra Leone, South Africa and Zaire. Varying degrees of political and economic risk exist in these countries. As a consequence, the diamond business is subject to various sovereign risks beyond the industry's control, such as changes in laws and policies affecting foreign trade and investment. In addition, the Company is subject to various political and economic risks, including the instability of foreign economies and governments, labor disputes, war and civil disturbances and other risks that could cause production difficulties or stoppages, restrict the movement of inventory or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Recent news articles report that there is a Russian governmental investigation into alleged tax irregularities at ARS. Recent reports also indicate that ARS has denied these allegations. See 'The Company -- Recent Developments.'


     Luxury Product. The Company produces a luxury product that it sells domestically and internationally primarily to quality retailers. Consumers purchase polished diamonds with discretionary, disposable income. Consumer purchasing patterns can be influenced by general economic conditions in consuming countries, employment levels and consumer confidence. A negative trend in any of these items could have a material adverse effect on the Company.

     Dependence on Key Personnel. The success of the Company is highly dependent upon the efforts of Maurice Tempelsman and Leon Tempelsman, the loss of whose combined services would have a material adverse effect on the Company. See 'Management.'

     Limited Trading Market and Possible Volatility of Common Stock Prices. Although the Common Stock has been traded on the American Stock Exchange since 1972, trading activity of the Common Stock has been limited, totalling approximately 119,225 shares per month on average over the 12 months ended
September 30, 1996. Accordingly, this low trading volume may have had a significant effect on the market price of the Common Stock, and historic prices may not necessarily be indicative of market prices in a more liquid market. See 'Price Range of Common Stock.'

     Control by Existing Stockholders. Upon the completion of this offering, the shares of Common Stock beneficially owned by Maurice Tempelsman, the Chairman of the Board of the Company, together with the shares of Common Stock beneficially owned by his son, Leon Tempelsman, the Vice-Chairman and President of the Company (Maurice Tempelsman and Leon Tempelsman, collectively, the 'Tempelsmans'), will constitute 3,771,038 shares, or approximately 45.9% of the Common Stock then outstanding (44.1% if the Underwriter's over-allotment option is exercised in full). See 'Principal and Selling Stockholders and Security Ownership of Management.' As a result of the ownership of such shares, the Tempelsmans effectively will continue to be able to elect all of the Company's directors, to determine the outcome of all corporate actions requiring stockholder approval, and otherwise to control the Company's business. See 'Certain Transactions.'

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of Common Stock offered by it hereby are estimated to be approximately $33,828,000 (approximately $40,109,550 if the Underwriters' over-allotment option is exercised in full based on an assumed offering price of $20 1/4, the closing price of the Common Stock on November 13, 1996). The Company currently intends to use a portion of the proceeds to prepay all or a portion of the outstanding principal balance of its Senior Notes of $21,430,000, and the prepayment premiums associated therewith of up to approximately $1,900,000. The Senior Notes bear interest at the rate of 9.97% per annum and mature May 15, 2001. The Company intends to use the remaining proceeds to repay a portion of the balance outstanding under its revolving loan, of which $19,260,000 was outstanding as of August 31, 1996. The weighted average interest rate for the three months ended August 31, 1996 on the revolving loan was 8.10%. The Company intends to draw down funds under its existing $35,500,000 revolving loan from time to time until the expiration thereof on June 1, 1999 for general corporate purposes, including the working capital requirements for the Company's expansion in Russia and Angola. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.' The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder.


                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the American Stock Exchange under the symbol 'LKI.' The Company intends to list the shares of Common Stock offered hereby on the American Stock Exchange. The following chart sets forth the high and low sale prices of the Common Stock on the American Stock Exchange during the fiscal quarters of the Company listed below. See 'Risk Factors -- Limited Trading Market and Possible Volatility of Common Stock Prices.'

                                                   FISCAL YEAR ENDED        FISCAL YEAR ENDED        FISCAL YEAR ENDED
                                                     MAY 31, 1995             MAY 31, 1996             MAY 31, 1997
                                                 ---------------------    ---------------------    ---------------------
                                                   HIGH         LOW         HIGH         LOW         HIGH         LOW
                                                 ---------    --------    ---------    --------    ---------    --------
First quarter.................................    $ 9 7/8       $8 7/8      $ 7 7/8      $6 1/2      $16 1/2     $ 12 1/2
Second quarter................................      9 3/4        8 1/2        7 9/16      6 1/8       21 7/8*      16 1/2*
Third quarter.................................      9 3/4        8 5/8        9           6 3/4
Fourth quarter................................      8 3/4        7 1/2       14 3/4       7 5/8

------------


* Through November 18, 1996.

     For a recent closing price for the Common Stock on the American Stock Exchange see the cover page of this Prospectus.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends to the holders of its Common Stock since 1982. The Company intends to retain future earnings to provide funds for the operation and expansion of its business and, accordingly, does not anticipate resuming the payment of cash dividends in the foreseeable future. In addition, pursuant to the terms of the Company's long term revolving loan facility, the Company is not permitted to declare and pay cash dividends. The Company's ability to declare and pay cash dividends is also restricted under the terms of its Senior Notes.

                                 CAPITALIZATION


     The following table sets forth short-term debt and the capitalization of the Company (i) as of August 31, 1996 and (ii) as adjusted to reflect the sale of the 1,800,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $20 1/4, the closing price of the Common Stock on November 13, 1996, and the application of the estimated net proceeds therefrom to prepay the Company's long-term Senior Notes and a portion of certain other bank indebtedness, as well as the impact of the prepayment premium associated with the prepayment of the Senior Notes and the write-off of deferred financing costs associated with the Senior Notes. See 'Prospectus Summary -- Summary of Financial Information.' This information should be read in conjunction with the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus.



                                                                           AUGUST 31, 1996
                                                                        ----------------------
                                                                        ACTUAL     AS ADJUSTED
                                                                        -------    -----------
                                                                            (IN THOUSANDS)

Short-term debt......................................................   $ 9,460      $ 3,000
                                                                        -------    -----------
Long-term debt.......................................................   $34,230      $ 8,762
Stockholders' equity:
     Common Stock, $1.00 par value, 10,000,000 shares authorized;
       issued and outstanding, 6,185,531 at August 31, 1996 and
       7,985,531 shares, as adjusted.................................     6,186        7,986
     Additional paid-in capital......................................    26,138       58,166
     Retained earnings...............................................    14,255       12,032
                                                                        -------    -----------
Total stockholders' equity...........................................    46,579       78,184
                                                                        -------    -----------
          Total capitalization.......................................   $80,809      $86,946
                                                                        -------    -----------
                                                                        -------    -----------

                         SELECTED FINANCIAL INFORMATION

     The selected data presented below as of and for each of the five years in the period ended May 31, 1996 have been derived from the consolidated financial statements of the Company, which financial statements for each of the two years in the period ended May 31, 1996 were audited by Ernst & Young LLP, independent auditors, and for each of the three years in the period ended May 31, 1994 by Deloitte & Touche LLP, independent auditors. The selected data presented below as of and for the three-month periods ended August 31, 1995 and 1996 are derived from unaudited financial statements, but, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for these periods. The results of operations for the three months ended August 31, 1996 are not necessarily indicative of the results to be expected for the entire year. The data should be read in conjunction with the consolidated financial statements, related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this Prospectus. All data is in thousands, except share and per share data.

                                                                                 YEAR ENDED MAY 31,
                                                              --------------------------------------------------------
                                                                1992        1993        1994      1995(1)       1996
                                                              --------    --------    --------    --------    --------
Statement of Operations Data
    Net sales..............................................   $151,875    $158,075    $204,047    $178,143    $266,321
    Cost of sales..........................................    140,348     146,819     187,664     165,686     243,685
                                                              --------    --------    --------    --------    --------
                                                                11,527      11,256      16,383      12,457      22,636
                                                              --------    --------    --------    --------    --------
    Selling, general & administrative expenses.............     10,980       8,977       9,833      10,386      11,439
    Interest expense, net of interest income...............      2,834       3,007       3,747       3,489       4,048
                                                              --------    --------    --------    --------    --------
                                                                13,814      11,984      13,580      13,875      15,487
                                                              --------    --------    --------    --------    --------
    Income/(loss) before income tax provision and minority
      interest.............................................     (2,287)       (728)      2,803      (1,418)      7,149
    Income tax provision(2)................................        664         175         118         214         459
                                                              --------    --------    --------    --------    --------
    Income/(loss) before minority interest.................     (2,951)       (903)      2,685      (1,632)      6,690
    Minority interest in (income)/loss of consolidated
      subsidiary...........................................      --          --            339         479         323
                                                              --------    --------    --------    --------    --------
    Net income/(loss)......................................   $ (2,951)   $   (903)   $  3,024    $ (1,153)   $  7,013
                                                              --------    --------    --------    --------    --------
                                                              --------    --------    --------    --------    --------
    Net income/(loss) per share............................    ($0.48)     ($0.15)       $0.49     ($0.18)       $1.12
    Weighted average number of shares......................   6,121,680   6,121,680   6,226,708   6,309,071   6,288,157

                                                                  THREE MONTHS
                                                                     ENDED
                                                                   AUGUST 31,
                                                              --------------------
                                                                1995        1996
                                                              ---------   --------
Statement of Operations Data
    Net sales..............................................   $  61,697   $ 69,400
    Cost of sales..........................................      57,019     63,868
                                                              ---------   --------
                                                                  4,678      5,532
                                                              ---------   --------
    Selling, general & administrative expenses.............       2,776      2,992
    Interest expense, net of interest income...............       1,016        945
                                                              ---------   --------
                                                                  3,792      3,937
                                                              ---------   --------
    Income/(loss) before income tax provision and minority
      interest.............................................         886      1,595
    Income tax provision(2)................................          57         93
                                                              ---------   --------
    Income/(loss) before minority interest.................         829      1,502
    Minority interest in (income)/loss of consolidated
      subsidiary...........................................         (43)       157
                                                              ---------   --------
    Net income/(loss)......................................   $     786   $  1,659
                                                              ---------   --------
                                                              ---------   --------
    Net income/(loss) per share............................       $0.13      $0.26
    Weighted average number of shares......................   6,236,021   6,484,029





Pro Forma Statement of Operations Data(3)(4):
    Net sales.............................................................................   $266,321        --       $ 69,400
    Cost of sales.........................................................................   $243,685        --       $ 63,868
    Selling, general & administrative expenses............................................   $ 11,370        --       $  2,975
    Interest expense, net of interest income..............................................   $    688        --       $    197
    Income/(loss) before income tax provision and minority interest.......................   $ 10,578        --       $  2,360
    Income tax provision(2)...............................................................   $    528        --       $    109
    Income/(loss) before minority interest................................................   $ 10,050        --       $  2,251
    Minority interest in (income)/loss of consolidated subsidiary.........................   $    323        --       $    157
    Net income............................................................................   $ 10,373        --       $  2,408
    Supplementary net income per share....................................................   $   1.28        --       $   0.29
    Supplementary shares outstanding(5)...................................................  8,088,157        --      8,284,029



------------

(1) Fiscal 1995 results include a non-recurring charge of $1.8 million relating to a write-down of the Company's polished small stone inventory. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

(2) Reflects the use of the Company's net operating loss carryforwards. See Note 3 to the Consolidated Financial Statements.


(3) Reflects the effect on the historical income statement data for the year ended May 31, 1996 and for the quarter ended August 31, 1996 of the reduction in interest expense of $3,360,000 and $748,000, respectively, as if the offering made hereby had been completed June 1, 1995 and the Company had prepaid the outstanding balance on its Senior Notes and a portion of the balance then outstanding under the Company's revolving loan and lines of credit. The historical income statement data have not been adjusted to reflect (a) the write-off of deferred financing costs associated with the Senior Notes of approximately $340,000 and $323,000 for the year ended May 31, 1996 and the quarter ended August 31, 1996, respectively or (b) the prepayment premium associated with the prepayment of the Senior Notes. See 'Use of Proceeds.'



(4) Gives effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed offering price of $20 1/4 per share (the closing price on the American Stock Exchange on November 13, 1996) and the application of the estimated net proceeds from such sale.


(5) Supplementary shares outstanding reflects the adjustment to the historical weighted average shares outstanding at May 31, 1996 and August 31, 1996 for the sale of the shares issued in connection with this offering.


                                                                                         AT MAY 31,
                                                                     ---------------------------------------------------
                                                                      1992       1993       1994       1995       1996
                                                                     -------    -------    -------    -------    -------

Balance Sheet Data (in thousands):
    Working capital...............................................   $61,079    $53,011    $52,333    $59,290    $74,069
    Total assets..................................................    77,977     86,452     93,178     99,163    105,066
    Short-term notes payable......................................     3,000     12,005     17,185     11,410      3,000
    Long-term debt................................................    30,000     30,000     25,715     26,430     34,155
    Stockholders' equity..........................................    36,573     35,671     38,751     37,695     44,870

                                                                       AT AUGUST 31,
                                                                     -----------------
                                                                      1995      1996
                                                                     -------   -------
Balance Sheet Data (in thousands):
    Working capital...............................................   $60,365   $75,960
    Total assets..................................................   103,638   114,400
    Short-term notes payable......................................     9,785     9,460
    Long-term debt................................................    26,430    34,230
    Stockholders' equity..........................................    38,481    46,579

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company believes that it has achieved a worldwide reputation as a premier manufacturer of ideally proportioned diamonds, which command premium prices in the marketplace. The Company's current and long-term strategic efforts are focused on maintaining and expanding this position in domestic and international markets. The Company's results of operations and growth are dependent on its ability to obtain rough diamonds of suitable quality for manufacture into ideally proportioned diamonds and to maintain and expand its worldwide customer base for these products.

     The Company's current operations do not require substantial capital expenditures, and its working capital needs relate primarily to inventories of diamonds and customer receivables. Any significant increase in sales would therefore result in a commensurate need for increased working capital. The Company believes that its current infrastructure will support a substantial increase in sales without a commensurate increase in its selling, general and administrative expenses.

     The following table sets forth the Company's net sales of polished and rough diamonds for the periods shown (in thousands):


                                                                                       THREE MONTHS
                                                                                           ENDED
                                                          YEAR ENDED MAY 31,             AUGUST 31,
                                                    ------------------------------   -----------------
                                                      1994       1995       1996      1995      1996
                                                    --------   --------   --------   -------   -------

Polished diamonds.................................  $ 51,484   $ 73,097   $ 89,968   $19,956   $18,169
Rough diamonds....................................   152,563    105,046    176,353    41,741    51,231
                                                    --------   --------   --------   -------   -------
     Total net sales..............................  $204,047   $178,143   $266,321   $61,697   $69,400
                                                    --------   --------   --------   -------   -------
                                                    --------   --------   --------   -------   -------

     See 'Business -- Marketing, Sales and Distribution' for a discussion of the Company's domestic and international sales for such periods.

RESULTS OF OPERATIONS FOR THE FISCAL QUARTER ENDED AUGUST 31, 1996

NET SALES

     Net sales during the three month period ended August 31, 1996 of $69,400,000 were $7,703,000 or 12% above the $61,697,000 in sales during the three month period ended August 31, 1995.

     Revenue from the sale of polished diamonds decreased 9% to $18,169,000 during the three month period ended August 31, 1996 from $19,956,000 during the comparable three month period ended August 31, 1995. This decrease was attributable to lower sales in Japan as the Company continued to examine opportunities for augmenting its channels of distribution with its existing distributor, and a decrease in sales from its Russian production caused by a temporary delay in shipments of polished diamonds from Russia. The delayed shipments were subsequently exported and received by the Company during September and October of 1996.

     Rough sales increased to $51,231,000 for the three months ended August 31, 1996 from $41,741,000 a year ago. The increase over the prior year is a result of continued growth in the Company's rough buying operations in Africa.

GROSS PROFIT

     The Company's gross margin on net sales of polished diamonds includes all overhead costs associated with the purchase, sale and manufacture of rough diamonds (the 'Polished Diamond Gross Margin'). During the quarter ended August 31, 1996, the Polished Diamond Gross Margin was 18%, three percentage points higher than the 15% level in the quarter ended August 31, 1995. The increase from last year resulted from increased sales of larger diamonds (which historically have higher margins) and selling price increases to offset the increased cost of rough diamonds. During the quarter ended

August 31, 1996, overall gross margin (both polished and rough diamonds) on net sales was 8.0% compared to 7.6% for the quarter ended August 31, 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses for the first quarter ended August 31, 1996 were $2,992,000 (4.3% of net sales), compared to $2,776,000
(4.5% of net sales) for the quarter ended August 31, 1995. The increase was primarily attributable to higher consulting and legal expenses associated with the development of expansion opportunities.

INTEREST EXPENSE

     Net interest expense for the quarter ended August 31, 1996 was $945,000 compared to $1,016,000 for the quarter ended August 31, 1995. The decrease was due primarily to the decrease in the interest rate charged on the Company's Senior Notes in the current year.

INCOME PER SHARE

     Income per share is computed based on the weighted average number of shares outstanding including, as appropriate, the assumed exercise of all dilutive stock options, during each period. Income per share for the quarter ended August 31, 1996 was $.26 as compared to $.13 for the quarter ended August 31, 1995.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED MAY 31, 1996, 1995 AND 1994

     In this discussion the years '1996', '1995' and '1994' refer to the fiscal years ended May 31, 1996, 1995 and 1994, respectively.

NET SALES

     Net sales in 1996 of $266,321,000 were $88,178,000 or 50% greater than net sales of $178,143,000 in 1995.

     The Company's net revenue from the sale of polished diamonds of $89,968,000 in 1996 was 23% greater than 1995 polished sales. The increase was due to continued growth in the United States market as well as increased volume associated with the Company's cutting and polishing venture with the Russian Government organization responsible for diamond policy and the national stockpile in Russia.

     Rough diamond sales increased 68% to $176,353,000 in 1996. This increase was attributable to continued expansion of the Company's rough diamond buying operations, primarily in Angola, as well as increases in the supply of rough diamonds from the DTC, the Company's primary supplier during the current year.

     Net sales in 1995 of $178,143,000 were $25,904,000 or 13% less than the net sales of $204,047,000 in 1994. This reduction was primarily attributable to a decrease in sales of rough diamonds, which was partially offset by an increase in sales of polished diamonds.

     The Company's net revenue from the sale of polished diamonds of $73,097,000 in 1995 increased 42% compared to 1994 polished sales of $51,484,000. The increase was a result of increased polished diamond sales in the United States and the Pacific Rim due to increased demand and strengthening local economies as well as a stronger market in Japan.

     Rough diamond sales decreased 31% in 1995 compared to 1994. This decrease was a result of industry-wide market conditions and reduced supplies of rough diamonds made available from the DTC. See 'Risk Factors -- Availability of Rough Diamonds.'

GROSS PROFIT

     Polished Diamond Gross Margin for 1996 was 16%, an increase of three percentage points from the 1995 level of 13%. The increase was due to an improvement in the quality of diamonds sold as well as an increase in sales of larger diamonds, which traditionally carry higher margins, as compared to the prior year.

     The gross margin on sales of rough diamonds not selected for manufacturing and sales of rough diamonds from the rough trading operation, including an allocation of overhead costs estimated to be associated with the purchase and sale of rough diamonds, has averaged approximately 3% for the three years ended May 31, 1996.

     During 1996, the combined gross margin on net sales of both polished diamonds and rough diamonds was 8.5%. This compares to 7.0% in 1995 and 8.0% in 1994.

     Polished Diamond Gross Margin was 13% in 1995, a decrease of 11 percentage points from the 1994 level of 24%. Contributing to this decrease was a non-recurring charge of approximately $1.8 million to write down to market value the Company's inventory of small polished stones produced at its manufacturing facility in Botswana. The carrying value of this inventory was burdened with the pre-operating expenses incurred and manufacturing inefficiencies experienced during the startup phase of the factory, which, combined with the market conditions that existed during the year, caused such carrying value to exceed its selling price in 1995.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses in 1996 of $11,439,000 (4.3% of net sales) increased 10% or $1,053,000 compared with expenses of $10,386,000 (5.8% of net sales) in 1995. The increase was attributable to higher compensation, commissions and benefits of $916,000 in 1996 as well as additional rent, depreciation and office expenses associated with the overall expansion of the Company's business.

     Selling, general and administrative expenses in 1995 of $10,386,000 (5.8% of net sales) increased 6% or $553,000 compared with expenses of $9,833,000 (4.8% of net sales) in 1994. The increase was primarily attributable to a theft of polished diamonds that was not covered by insurance.

INTEREST EXPENSE

     Net interest expense  was $4,048,000,  $3,489,000 and  $3,747,000 in  1996,
1995 and 1994, respectively. The increase in interest expense in 1996 was due primarily to higher average short-term borrowings of $13,196,000 as compared to $9,186,000 in 1995 and a full year of the higher interest rate charged on the Senior Notes (See Note 6 to the Consolidated Financial Statements and Liquidity -- Capital Resources below). The decrease in interest expense in 1995 was due primarily to lower average short-term borrowings of $9,186,000 in 1995 as compared to $14,371,000 in 1994.

INCOME/(LOSS) PER SHARE

     During 1996, 1995 and 1994 income/(loss) per share was computed based on the weighted average number of shares outstanding, including the impact of dilutive stock options during the period. For 1996, income per share was $1.12 as compared to loss per share of ($.18) in 1995 and income per share of $.49 in 1994.

FOREIGN OPERATIONS

     International business accounts for a major portion of the Company's revenues and profits. All foreign sales are denominated in U.S. dollars, and all purchases of rough diamonds worldwide are denominated in U.S. dollars. Therefore, the Company does not experience any material foreign currency exposure in connection with these activities. The functional currency for Lazare Kaplan Botswana (Pty) Ltd. is the U.S. dollar, and this subsidiary was not materially affected by foreign currency translation adjustments during the year.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's working capital at August 31, 1996 was $75,960,000, which was $1,891,000 greater than its working capital at May 31, 1996. The increase was due to higher inventories and accounts receivable partially offset by an increase in short-term borrowings in the current year.


     On May 14, 1996 the Company entered into a long-term unsecured, revolving loan agreement with two banks. The agreement provided that the Company may borrow up to $27,500,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate, b) two and one half percent above the London Interbank Offered Rate (LIBOR), or c) two and one-half percent above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. Effective in November 1996, the two banks agreed to increase the amount the Company may borrow to $35,500,000. All amounts borrowed under this agreement are due and payable on June 1, 1999. As of August 31, 1996, there was an aggregate balance outstanding of $19,260,000 under the loan agreement.


     In September 1996, the Company entered into a loan agreement with one of its banks providing for an additional short-term line of credit of up to $8.0 million, with an interest rate equal to any one of a) one-eighth of one percent above the bank's prime rate, b) two and one half percent above LIBOR, or c) two and one-half percent above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. All amounts borrowed under this agreement are due and payable on January 31, 1997.

     The Company has a $3.0 million credit facility, payable on demand, at a rate of one-half of one percent above the six-month LIBOR. At August 31, 1996, the full amount of this facility had been drawn upon.

     After giving effect to the offering of the shares of Common Stock offered by the Company hereby and the related repayment of indebtedness by the Company as described under 'Use of Proceeds', the Company will have additional capacity under its revolving loan. The Company believes that its cash flow from operations, together with such borrowing capacity, will be sufficient to meet the Company's operating needs and capital expenditures for the next 12 months.

                                    BUSINESS

     Lazare Kaplan International Inc. is engaged in the cutting, polishing and selling of ideally proportioned diamonds. The Company markets these diamonds internationally under the brand name 'Lazare Diamonds'r'. Ideally proportioned diamonds are distinguished from commercial cut diamonds by the symmetrical relationship of their facets, which maximizes brilliance, sparkle and fire. Due to these characteristics, Lazare Diamonds command a premium in the marketplace. The Company believes there are only a few other companies in the world engaged in the production of ideally proportioned diamonds and that it is the largest producer of ideal cut diamonds. In addition, the Company cuts and polishes commercial diamonds, which it markets to wholesalers, distributors and through select retail jewelers. The Company is also engaged in the trading of rough, unprocessed, natural diamonds. The Company is the successor to a business that began in 1903. The Company's principal offices are located at 529 Fifth Avenue, New York, New York 10017. The Company's telephone number is (212) 972-9700.

IDEAL CUT DIAMONDS

     Every Lazare Diamond is cut to ideal proportions. This method of cutting diamonds results in diamonds that possess characteristics that the Company believes are most desired by consumers: optimum brilliance, sparkle and fire. A mathematical formula including the precise measurements for the diamonds' angles and proportions governs the production of ideal cut diamonds (see Diagram I). Because more of the rough diamond is cut away in order to achieve these specifications, it is more costly than other methods of manufacturing. In addition, a very high level of skill is required in the manufacturing process. The Company believes that less than one percent of the world's diamonds are cut to these exacting tolerances.

                      DIAGRAM I: IDEAL CUT SPECIFICATIONS



                          [ILLUSTRATION GOES HERE]


     Diagram II illustrates the reflection and refraction of light as it passes through a diamond. In an ideal cut diamond, light rays enter the diamond and are reflected back through the top of the diamond toward the eye, thus maximizing the brilliance, sparkle and fire of each diamond (Illustration A). In a diamond cut too deep or too shallow (Illustrations B and C, respectively), the light 'leaks' out through the side or bottom of the diamond causing a dispersion of light and a loss of brilliance.

                  DIAGRAM II: PATH OF LIGHT IN THREE DIAMONDS


              IDEAL CUT                                                 NON-IDEAL CUT

             [ILLUSTRATION]             [ILLUSTRATION]                [ILLUSTRATION]




     Each Lazare Diamond is inscribed with the Company's logo and identification number using the Company's unique laser inscription process, thus authenticating the diamond as a Lazare Diamond. This laser 'signature', which is invisible to the naked eye but visible when viewed under ten-power magnification, serves as the purchaser's assurance that he is buying an authentic Lazare Diamond. Diagram III illustrates the laser inscription.

                         DIAGRAM III: LASER INSCRIPTION

                                    [PHOTO]

DIAMOND SUPPLY

     The Company's business is dependent upon the availability of rough diamonds, the world's known sources of which are highly concentrated. Based on published reports, the Company believes that Angola, Australia, Botswana, Brazil, Ghana, Guinea, Ivory Coast, Namibia, Russia, Sierra Leone, South Africa and Zaire account for more than 90% of present world rough gem diamond production. The Central Selling Organization (the 'CSO'), which is affiliated with De Beers Centenary AG, a Swiss company, is the dominant world-wide marketing mechanism of the diamond industry. The CSO seeks to maintain an orderly and stable market for diamonds by regulating the quantity and selection of diamonds that reach the market. This is achieved either by directly owning diamond mines, entering into multi-year purchase agreements with host governments, or by purchasing diamonds in the secondary market. Sales for the CSO are made in London by the Diamond Trading Company (the 'DTC') to a select group of clients ('sightholders') which, according to published reports, number approximately 160 worldwide, including the Company. Based upon published reports, the Company believes that approximately 75% of the value of world diamond output is purchased for resale by the DTC and its affiliated companies. In order to maintain their purchasing relationship, sightholders have traditionally been expected to purchase all of the diamonds offered to them by the DTC. Companies that are not sightholders of the DTC must either purchase their requirements from sightholders or seek access to that portion of the world supply not marketed by the DTC.

     Historically, the Company's principal supplier of rough diamonds has been the DTC, which periodically invites its clients to submit their requirements as to the amount and type of rough diamonds they wish to purchase. Employees of the Company attend offerings of rough diamonds ('sights') held by the DTC periodically during the year in London. At sights, the Company purchases, at the DTC's stated price, an assortment of rough diamonds known as a 'series', the composition of which attempts to take into account the qualitative and quantitative requirements of the Company based on requests submitted to the DTC by the Company. The Company and its predecessor have been sightholders for more than 50 years. The Company's subsidiary in Botswana is also a sightholder.

     In order to diversify its sources of supply, the Company has entered into arrangements with other primary source suppliers, has expanded its rough diamond purchasing capabilities throughout Africa, and has established an office in Antwerp to supplement its rough diamond needs by making purchases in the secondary market. For the three years ended May 31, 1996, 1995 and 1994, approximately 50%, 47% and 58%, respectively, of the Company's diamond purchases were from the DTC, down from approximately 82% in 1988.

     In December 1994 the Company reached an agreement with Empresa Nacional de Diamantes de Angola ('Endiama'), Angola's national diamond mining company, pursuant to which the Company was granted a license to purchase rough diamonds from local Angolan miners and export such diamonds for resale. This is one of three such licenses granted by Endiama. The agreement entitles the Company to establish buying offices throughout Angola, the first of which was set up during 1995 in Luanda, the capital of Angola. The Company currently has three buying offices located in Angola, including the office in Luanda, and intends to establish additional buying offices in the future. The agreement will run for a term of five years and is subject to renewal thereafter.


     In July 1996 the Company signed a five year agreement, approved by the Government of Angola, for the supply of a portion of the rough diamonds mined in Angola and the joint cutting, polishing and marketing of a portion of that production. The agreement, entered into with Endiama and Sociedade Angolana de Exploracao, Lapidacao e Comercializacao de Diamantes, a company owned by a consortium of Angolan investors, provides for Endiama to sell to the Company a portion of the rough diamonds mined in Angola consisting of sizes and qualities selected by the Company as being suitable for cutting and sale as polished diamonds, or for resale as rough diamonds. Purchases under this arrangement began in August 1996. The Company intends to cut and polish the rough diamonds at its existing facilities. After an agreed period of consistent, uninterrupted supply of rough diamonds, a feasibility study will be undertaken by the Company to examine the economic viability of establishing a diamond cutting factory in Angola. In the agreement, the parties acknowledge that it is their long-term intention to create a diamond polishing facility in Angola with the capacity for polishing at least $40 million of rough diamonds per year. However, the arrangement is now in an early stage and there can be no assurances that the Company will be supplied with suitable diamonds for cutting and polishing, that the Company will be supplied with a sufficient and consistent quantity of diamonds, or that the feasibility study will result in a recommendation to proceed with the creation of the polishing operation.


     In addition to its purchase of rough diamonds the Company also has arrangements for the marketing of diamonds cut and polished in Russia. See ' -- Cutting and Polishing.'

     The Company believes that it has good relations with its suppliers, that its trade reputation and established customer base will continue to assure access to primary sources of diamonds and that its sources of supply are sufficient to enable the Company to meet its present and foreseeable needs.

However, the Company's sources of supply could be affected by political and economic developments in producing countries over which the Company has no control. While the Company believes that alternative sources of supply may be available, any significant disruption of the Company's access to its primary source suppliers could have a material adverse effect on its ability to purchase rough diamonds. See 'Risk Factors -- Risk of Foreign Operations.'

CUTTING AND POLISHING

     The Company currently has three primary cutting and polishing operations, one located in Puerto Rico, one located in Botswana, and one located in Moscow, Russia conducted in cooperation with the Russian Government organization responsible for diamond policy and the Russian national stockpile. Under this last arrangement, rough diamonds supplied by this organization are polished by Russian technicians in Moscow, under the management and supervision of Company technical personnel and subsequently marketed by the Company. The diamonds, which are primarily commercial quality diamonds, are sold through the Company's worldwide distribution network. The proceeds from the sale of these polished gems are shared by the parties.

     In July 1996 the Company announced that it had reached an agreement, for a term of ten years, with AK Almazi Rossii Sakha (ARS) of Russia for the cutting, polishing and marketing of large rough gem diamonds. According to published reports, ARS is the largest producer of rough diamonds in Russia with annual production in excess of $1.2 billion, accounting for over 20% of the world's supply of diamonds. Under the terms of the agreement, the Company has begun to equip a diamond cutting factory (estimated to cost $600,000, half of which will be borne by ARS) within the ARS facility in Moscow. This new facility will be staffed by Russian technicians and managed and supervised by Company personnel. ARS has agreed to supply a minimum of $45 million per year of large rough gem diamonds selected by the Company as being suitable for processing in this facility. The Company has agreed to sell the resulting polished diamonds through its worldwide distribution network. The proceeds from the sale of these polished diamonds, after reimbursement of costs incurred by each of the parties, generally will be shared equally with ARS. The agreement does not require the Company to advance funds for the purchase of rough diamonds. This agreement will serve as a long-term off-take arrangement to secure the repayment of the $60 million financing anticipated to be received by ARS from a United States commercial bank and to be guaranteed by the Export-Import Bank of the United States ('Ex-Im') for the purchase by ARS of U.S. manufactured mining equipment. This equipment will be used by ARS to increase production in its diamond mines. The Ex-Im has stated that this agreement is the first transaction approved under the Ex-Im's General Project Incentive Agreement with the Ministry of Finance and the Central Bank of the Russian Federation signed on December 1993. The Company anticipates that this facility will commence cutting and polishing before June 1997.

     The Company believes that its factory in Puerto Rico is the largest cutting and polishing facility in the United States. Each rough diamond received in Puerto Rico is evaluated against strict management standards designed to maximize its potential economic contribution to the Company. Expert technicians, assisted by proprietary computer software, determine whether to cut the rough diamond to ideal proportions, or to commercial proportions, or to resell the rough diamond. The shape of the rough diamond, its color, clarity, size, potential profitability and salability, are among the criteria used in making such determinations. The Company's production workers are compensated principally on a piece rate basis. The Company has an incentive program that rewards its factory managers and supervisors for maximizing the manufactured results, based on the following criteria: gross margin, yield (rough weight to polished weight conversion) and efficiency.

     Rough diamonds selected for cutting are analyzed and where desirable are sorted for sawing or cleaving to achieve the desired shape and to eliminate imperfections. They are then cut and polished into finished gems. Each finished ideal cut diamond (weighing .18 carat and larger) which is marketed as a Lazare Diamond is then inscribed with the Lazare Kaplan logo and its own identification number by the Company's patented laser inscription process. All of these operations are performed by the Company's employees. The Company believes its work force in Puerto Rico is the most highly skilled in the diamond industry. The Company has undertaken a worker training program at its facility in Puerto Rico to provide a constant flow of skilled labor to satisfy its needs for further growth.

     Through its subsidiary, Lazare Kaplan Botswana (Pty) Limited, the Company, pursuant to a long term license issued by the Government of Botswana, owns and operates a diamond cutting and polishing factory in Molepolole, Botswana. Lazare Kaplan Botswana began operations in its newly constructed facility in early 1993. The factory, which is a state-of-the-art facility, uses both automated and manual equipment and is committed to train and employ Batswana workers. Currently, there are 535 employees at this facility, of whom 97 are trainees. This factory cuts and polishes rough diamonds to ideal proportions in sizes that currently are not processed by the Company's facility in Puerto Rico. The factory, which is still in the beginning stages, is concentrating on the manufacture of rough diamonds of somewhat smaller size (generally smaller than 1/5 carat in size). The size range manufactured will be expanded as the skills of its employees are developed. Lazare Kaplan Botswana, which is owned by the Company (60%), the Government of Botswana (5.1%), and the Botswana Development Corporation (34.9%), purchases rough diamonds on its own account directly from the DTC, as well as from third party sources, for manufacture in the Botswana factory. Botswana is widely regarded today as the most important rough gem diamond producing country in the world.

     The Company believes that it is recognized in the diamond industry for the high quality and brilliance of the gems it cuts and that it also enjoys a reputation as an imaginative and innovative cutter of large and difficult diamonds.

PRICING

ROUGH DIAMOND PRICES

     Through its control of approximately 75% of the value of the world diamond output, the DTC can exert significant control over the pricing of rough and polished diamonds to maintain an orderly market by adjusting supplies in the marketplace. Rough diamond prices established by the DTC have been characterized historically by steady increases over the long term; however, prices in the secondary market have experienced a greater degree of volatility, particularly during the late 1970's. Traditionally, the Company has been able to pass along such price increases to its customers. From time to time, however, the Company has absorbed these price increases in the short term to maintain an orderly pricing relationship with its customers. This has, in the past, caused temporary adverse effects on the Company's earnings. However, a large rapid increase in rough diamond prices could materially adversely affect the Company's revenue and operating margins if the increased cost of rough diamonds could not be passed along to its customers in a timely manner.

     According to published reports, during 1995 there was an emergence of a two-tier market for rough diamonds. The first tier is comprised of better quality rough diamonds, for which the DTC continues to maintain an orderly market. The Company conducts its cutting and polishing operations almost exclusively in this segment of the market. The second tier is comprised of small, less expensive, imperfect rough diamonds. The prices for these diamonds are determined principally by supply and demand. Consequently, there has been considerable volatility in the prices of less expensive diamonds since 1995. Because the Company focuses primarily on better quality rough diamonds, this volatility has not had a significant effect on the Company.

POLISHED DIAMOND PRICES

     Over the past 60 years, increases in the price of rough diamonds have generally resulted in a corresponding increase in the price of polished diamonds. During the period of high inflation in the late 1970's, investors speculated in hard assets, driving polished diamond prices to exceptionally high levels which in turn caused significant increases in the cost of rough diamonds. However, the moderation of inflation during the early 1980's resulted in a sudden and massive shift of investments from hard assets to financial instruments, resulting in dramatic price declines for polished diamonds which caused a market liquidity crisis as prices of some categories of polished diamonds fell below the inventory costs of such diamonds. Since this period in the early 1980's, the Company believes the pricing of polished diamonds has returned to its historical pattern of responding to increases in the pricing of rough diamonds. However, there can be no assurance that volatility in the price of polished diamonds could not occur again. Any rapid decrease in the price of polished diamonds could have a material adverse effect on the Company in terms of inventory losses, lower sales and lower margins.

     The Company has broadened its sales base and implemented strict inventory, pricing and purchasing controls which it believes could lessen the impact of significant fluctuations in the price of rough and polished diamonds. These include computerized rough diamond evaluation programs, automatic economic order quantity models and inventory utilization programs.

MARKETING, SALES AND DISTRIBUTION

MARKETING STRATEGY

     The Company's marketing strategy is directed primarily toward quality conscious consumers throughout the United States, the Far East and Europe. The Company focuses its distribution efforts for Lazare Diamonds on selectivity with a view to helping retailers who carry the product maintain a competitive advantage. Lazare Diamonds can be found at some of the most prestigious jewelry stores around the world, including both those with international reputations and those known only in their communities as being the highest quality retail jewelers. This strategy helps ensure that the Company's product is presented in an environment consistent with its superior quality and image.

     The Company also sells to certain jewelry manufacturers and diamond wholesalers. The Company has developed a comprehensive grading system for its diamonds, which allows jewelers to order inventory by category rather than through the more cumbersome process of visual selection. In addition, the Company designs, manufactures (through independent contractors) and sells a line of high quality jewelry that features Lazare Diamonds.

     A key element of the Company's strategy is the promotion of the Lazare Diamonds brand name directly to consumers. The Company is able to market its diamonds under a brand name to retailers because (a) the ideal cut differentiates the Company's diamonds from commercial diamonds in the marketplace and (b) each Lazare Diamond is inscribed with the Company's logo and identification number using the Company's unique laser inscription process, thus authenticating the diamonds. The Company holds a domestic patent, which expires in 2000, and various international patents for this process. In addition, the Company has a domestic patent -- pending for a new and improved laser inscription process.

     The Company's decision to pursue the brand name strategy is reinforced by two factors -- a rising trend among informed consumers to purchase quality, brand name products, and the need among upscale jewelers to set themselves apart in an increasingly competitive market by carrying and promoting a differentiated product.

     Building awareness and acceptance of Lazare Diamonds is accomplished through a comprehensive marketing program which includes sales training, cooperative advertising, sales promotion and public relations. The advertising program includes usage of a toll-free number which consumers may call to receive additional information about the product and to be referred to jewelers carrying Lazare Diamonds and Lazare Diamond jewelry in their geographic area. A wide assortment of sales promotion materials has been designed to facilitate jewelers' sales of the Company's diamonds and fine jewelry line to consumers. Public relations events are offered to help build traffic in retail stores. The Company believes these marketing programs have been and will continue to be instrumental in increasing sales. The Company has no current plans to sell its diamonds directly to consumers and intends to continue concentrating its marketing efforts towards quality retail jewelers.

     The Lazare Diamond Registry program has been established by the Company to enable consumers to register their Lazare Diamonds with the Company using the laser inscribed identification number, thereby providing proof of ownership in case of loss or theft.

SALES AND DISTRIBUTION

     While the purchase and sale of rough diamonds is concentrated among relatively few parties, industry wide retailing of polished diamonds occurs through over 39,000 jewelry stores in the United States, over 26,000 retailers in Japan and over 48,000 retail stores in Europe. The Company's sales efforts for its polished diamonds are directed primarily toward the fine quality segment of these retailers (the majority of which are independently owned and operated) and, to a lesser extent, to jewelry manufacturers and wholesalers. Full time regional sales representatives located throughout the United States, Hong Kong and Antwerp, are compensated on a commission basis and handle sales throughout their respective territories.

     The Company's sales force is supported by a New York based telemarketing department. Sales to certain of the Company's largest accounts are handled by headquarters personnel. Most of the Company's major accounts are customers of long standing.


     The Company has been actively working to expand its foreign business activities, particularly in the Far East countries of Japan, Hong Kong, Singapore, Taiwan, Thailand, Korea, Malaysia and Indonesia. In October 1996, Aiwa Co., Ltd. ('Aiwa'), the Japanese distributor with whom the Company has had a marketing relationship since 1972, announced that it entered into an agreement in Japan with Seiko Corporation ('Seiko'), one of the world's largest watchmakers. In connection with this agreement, the Company and Aiwa intend that Seiko will act as the exclusive distributor in Japan for Lazare Diamonds. The Company plans to form a joint venture in Japan with Aiwa (to be known as Lazare Kaplan Japan) to provide promotional and other support services to Seiko. This joint venture will implement an arrangement whereby Seiko will distribute, market and promote Lazare Diamonds in Japan. Seiko is generally recognized as a leader in consumer brand marketing and has a well developed network of contacts and retailers. Aiwa, with a distribution network of over 200 retailers and wholesalers, will continue to be an important customer of the Company's non-branded polished diamonds.


     The Company uses a comprehensive sorting and inventory classification system for grading color and clarity of its ideal cut polished diamonds. This system, combined with the fact that the Company's diamonds are uniformly cut to ideal proportions, reduces and in some cases eliminates the need for customers to view diamonds before placing orders. The system enables customers to standardize their inventories, order by mail or telephone and minimize their inventory investment.

     The percentages of the Company's total domestic and foreign net sales to its customers, which include a combination of both rough diamonds and polished diamonds sales taken together, for the past three fiscal years and for the three months ended August 31, 1995 and 1996 are set forth below:

                                                                                            THREE MONTHS
                                                                                                ENDED
                                                                YEAR ENDED MAY 31,           AUGUST 31,
                                                             ------------------------      ---------------
                                                             1994      1995      1996      1995       1996
                                                             ----      ----      ----      ----       ----
Percentage of Net Sales to Customers
     United States........................................    16%       25%       23%       23%        16%
     Far East.............................................     6%       13%        8%        7%         7%
     Europe, Israel & Other...............................    78%       62%       69%       70%        77%
                                                             ----      ----      ----      ----       ----
                                                             100%      100%      100%      100%       100%
                                                             ----      ----      ----      ----       ----
                                                             ----      ----      ----      ----       ----

     The world's rough diamond trading market is primarily located in Belgium and Israel; therefore, the majority of the Company's rough diamond sales have been transacted with foreign customers. The foreign sales decrease in 1995 as compared to the prior year was a result of the decrease in rough diamond sales in 1995 as compared to 1994. In 1996, due to an increase in production and sales of polished diamonds, the Company sold a greater portion of its polished diamonds domestically than it had in prior years. Offsetting this percentage increase in domestic sales was a continued increase in rough diamond sales to foreign customers. In the fiscal quarter ended August 31, 1996, domestic sales decreased as compared to the first quarter in the prior year. This decrease was due to the fact that the Company experienced a temporary delay in shipments of polished diamonds from its Russian operation during the first quarter of fiscal 1996. In the prior year, a large portion of these polished diamonds was sold to domestic customers.

     The Company believes that due to the possible international resale of diamonds by its customers, the above percentages may not represent the final location of retail sales of its product. As all foreign sales are denominated in United States dollars, the Company does not experience any material foreign currency exposure on its foreign revenue. The profitability of foreign sales of either polished or rough diamonds is consistent with that of domestic sales of similar merchandise.

COMPETITION

     The polished and rough diamond business is highly competitive. While the Company believes that it has achieved a reputation as a leading cutter and distributor of high quality ideal cut diamonds, it faces competition in sales to its customers in the United States and abroad from many other suppliers. In addition, the Company sells rough diamonds in the competitive world market. A substantial number of cutters and polishers and traders, some of which the Company believes to be larger or to have greater financial resources than the Company, sell diamonds of all qualities to the Company's customers.

     The Company believes there are significant barriers to entry by potential competitors into the business of manufacturing ideally proportioned diamonds. Among the most important of these barriers are the need for significant working capital to purchase rough diamonds and hold polished inventory, the access to adequate supplies of rough diamonds, the limited number of persons with the skills necessary to cut ideally proportioned diamonds, the difficulty in obtaining access to upscale channels of distribution, the importance of public recognition of an established brand name and the establishment of computer systems to gauge and monitor the manufacturing and distribution network.

EMPLOYEES

     At September 30, 1996, the Company had 700 full-time employees. The Company also has six regional sales representatives. The Company maintains an apprenticeship program at its facility in Puerto Rico, through which it trains its cutters, who are highly skilled workmen. The Company also has a program in Botswana through which it trains cutters and polishers. The Company provides paid vacations, sick leave, group life, disability, hospitalization and medical insurance for its employees. The Company has a 401(k) retirement plan for its U.S. and Puerto Rico employees. The Company believes that it has satisfactory relationships with its employees. None of the Company's employees is represented by a union.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The following table sets forth information regarding executive officers and directors of the Company.

                                                       POSITIONS AND OFFICES                               DIRECTOR
              NAME                                       WITH THE COMPANY                           AGE     SINCE
--------------------------------  ---------------------------------------------------------------   ---    --------

Maurice Tempelsman..............  Chairman of the Board, Director                                   67       1984
Leon Tempelsman.................  Vice Chairman of the Board, President, Director                   40       1984
George R. Kaplan................  Vice Chairman of the Board, Director                              78       1972
Sheldon L. Ginsberg.............  Executive Vice President and Chief Financial Officer, Director    42       1989
Robert Speisman.................  Vice President -- Sales, Director                                 43       1989
Lucien Burstein.................  Secretary, Director                                               74       1984
Michael W. Butterwick...........  Director                                                          69       1982
Myer Feldman....................  Director                                                          79       1984

BACKGROUND

     The early 1980's were a time of crisis in the diamond industry caused by dramatic price declines coupled with over-leveraged inventories (see 'Business -- Marketing, Sales and Distribution') which led to the Company's filing of a petition under Chapter 11 of the United States Bankruptcy Code. In 1984, Maurice Tempelsman and Leon Tempelsman acquired a controlling interest in the Company by an investment of more than $22,500,000. As a condition precedent to such investment, the Company voluntarily withdrew its petition. The Tempelsman family has long been involved primarily in rough diamond trading. The Tempelsmans' strength historically lay in their rough diamond sourcing capabilities built over more than forty years of contacts and business relations in the leading diamond producing countries. This investment was, and continues to be, viewed by the Tempelsmans as a strategic long-term investment.

BIOGRAPHICAL INFORMATION

     Maurice Tempelsman is the Chairman of the Board and a director of the Company and a general partner of Leon Tempelsman & Son, a limited partnership with interests in the international diamond and mining industries. He has held these positions since 1984. Prior to that time, he was President and Chief Executive Officer of its predecessor, Leon Tempelsman & Son, Inc. Maurice Tempelsman is the father of Leon Tempelsman and the father-in-law of Robert Speisman.

     Leon Tempelsman is the Vice Chairman of the Board, the President and a director of the Company and a general partner of Leon Tempelsman & Son. He has held these positions since 1984. Prior to that time, he was President of LTS Industries, Inc., a wholly-owned subsidiary of Leon Tempelsman & Son, Inc., engaged in selling polished diamonds to retailers. Leon Tempelsman is the son of Maurice Tempelsman and the brother-in-law of Robert Speisman.

     The Company believes that neither the Tempelsmans nor LTS currently engages directly or indirectly in any activities competing with those of the Company.

     George R. Kaplan has been Vice Chairman of the Board since 1984 and a director of the Company since 1972. Mr. Kaplan has been associated with the Company or its predecessor for more than 58 years.

     Sheldon L. Ginsberg has been Executive Vice President and Chief Financial Officer since February 1996. He was the Vice President and Chief Financial
Officer from April 1991 until February 1996. He was the Vice President -- Finance from January 1986 until April 1991. Mr. Ginsberg has been a director of the Company since 1989.

     Robert Speisman has been the Vice President -- Sales of the Company since 1986. From April 1984 to April 1986 he was the manager of telemarketing. From April 1981 to 1984 he was the Director of Sales and Marketing for LTS
Industries, Inc.  Mr.  Speisman  has  been  a  director  of  the  Company  since

1989.   Mr.  Speisman   is  the  son-in-law   of  Maurice   Tempelsman  and  the
brother-in-law of Leon Tempelsman.

     Lucien Burstein is, and for more than the past five years has been, a partner in the law firm of Warshaw Burstein Cohen Schlesinger & Kuh, LLP, which acts as general counsel to the Company. Mr. Burstein has been Secretary to the Company and a director of the Company since 1984.

     Michael W. Butterwick is, and for more than the past five years has been, an independent business consultant. Mr. Butterwick has been a director of the Company since 1982.

     Myer Feldman is, and for more than the past five years has been, a partner in the law firm of Ginsburg, Feldman and Bress, Chartered Attorneys. He has been a director of the Company since 1984.

     All officers were elected at the Annual Meeting of the Board of Directors held in November 1996, and hold office until the next Annual Meeting of the Board of Directors and until their respective successors have been duly elected and qualified. All directors were elected at the Annual Meeting of Stockholders held in November 1996 and hold office until the next Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified. All outside directors receive a fee equal to $1,250 per quarter; accordingly, $5,000 in directors' fees was paid by the Company for the fiscal year ended May 31, 1996 to each of Messrs. Burstein, Butterwick and Feldman, for a total of $15,000. Mr. Burstein credits his fee against legal fees of Warshaw Burstein Cohen Schlesinger & Kuh, LLP incurred by the Company for each period for which directors' fees are paid.

           PRINCIPAL AND SELLING STOCKHOLDERS AND SECURITY OWNERSHIP
                                 OF MANAGEMENT


     The following table reflects as of November 13, 1996 the beneficial ownership of shares of Common Stock of the Company (a) by those persons known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (b) by each director of the Company, and (c) by all directors and officers as a group. Except as otherwise noted, the named beneficial owner has sole voting and investment power. In addition, the table reflects the effect of the sale of the shares of Common Stock offered hereby, assuming the Underwriters' over-allotment option is not exercised.



                                                                            PERCENTAGE OF
                                                      NUMBER OF SHARES      COMMON STOCK
                                                        BENEFICIALLY        BENEFICIALLY
                                                            OWNED               OWNED         PERCENTAGE OF COMMON
                  NAME AND ADDRESS                          AS OF               AS OF          STOCK BENEFICIALLY
                OF BENEFICIAL OWNER                   NOVEMBER 13, 1996   NOVEMBER 13, 1996   OWNED AFTER OFFERING
----------------------------------------------------  -----------------   -----------------   --------------------
Maurice Tempelsman(1)(2)(3) ........................      3,838,825              61.3%                 42.7%
  529 Fifth Avenue
  New York, NY 10017
Leon Tempelsman(2)(3)(4) ...........................      1,860,629              29.0%                 22.7%
  529 Fifth Avenue
  New York, NY 10017
Myer Feldman .......................................        338,259               5.4%                  4.2%
  1250 Connecticut, N.W.
  Suite 800
  Washington, DC 20036
Sheldon L. Ginsberg(5) .............................         46,305               0.7%                  0.6%
  529 Fifth Avenue
  New York, NY 10017
Robert Speisman(2)(6) ..............................         44,800               0.7%                  0.6%
  529 Fifth Avenue
  New York, NY 10017
George R. Kaplan(7) ................................         23,965               0.4%                  0.3%
  529 Fifth Avenue
  New York, NY 10017
Lucien Burstein ....................................          1,500       less than 0.1%      less than 0.1%
  555 Fifth Avenue
  New York, NY 10017


                                                  (table continued on next page)

(table continued from previous page)


                                                                            PERCENTAGE OF
                                                      NUMBER OF SHARES      COMMON STOCK
                                                        BENEFICIALLY        BENEFICIALLY
                                                            OWNED               OWNED         PERCENTAGE OF COMMON
                  NAME AND ADDRESS                          AS OF               AS OF          STOCK BENEFICIALLY
                OF BENEFICIAL OWNER                   NOVEMBER 13, 1996   NOVEMBER 13, 1996   OWNED AFTER OFFERING
----------------------------------------------------  -----------------   -----------------   --------------------
Michael W. Butterwick ..............................              0              --                    --
  Sapperton House
  Sapperton
  Cirencester
  Glos. GL7 GILE, England
Dimensional Fund Advisors, Inc.(8) .................        317,300               5.0%                  3.9%
  1299 Ocean Avenue
  Suite 650
  Santa Monica, CA 90401
All officers and directors as a group(1)-(7)........      4,625,867              71.1%                 50.9%


------------


(1) Maurice Tempelsman, the Selling Stockholder, is the Company's Chairman of the Board and its principal stockholder. Mr. Tempelsman is offering 400,000 shares of Common Stock in this offering. Mr. Tempelsman has advised the
    Company that he is participating in the offering to diversify his investments. The shares owned by Mr. Tempelsman after the offering are eligible for future sale pursuant to Rule 144 under the Securities Act, which, among other restrictions, limits the volume and manner of any such sales. In addition, Mr. Tempelsman has agreed with the Underwriters that for a period of 180 days from the date of this Prospectus, he will not issue, sell, offer, or agree to sell, grant, distribute or otherwise dispose of any of his Common Stock. The shares of Common Stock being offered for sale by Mr. Tempelsman will be borrowed from Leon Tempelsman & Son, a New York limited partnership ('LTS') of which each of Mr. Tempelsman and Leon
    Tempelsman, as the only general partners, has sole power to vote and dispose. LTS will receive from Mr. Tempelsman amounts equal to dividends and other distributions, if any, that would have been paid on the borrowed shares, plus a customary fee, and Mr. Tempelsman will be obligated to repay the borrowing by delivering to LTS shares equal in number to the borrowed shares three business days after demand by LTS. Mr. Tempelsman intends to repay the borrowing within 20 days of the date of such borrowing.


(2) Maurice Tempelsman, the Chairman of the Board and a director of the Company, is the father of Leon Tempelsman and the father-in-law of Robert Speisman, Vice President-Sales of the Company. Each of Maurice Tempelsman, Leon Tempelsman and Robert Speisman disclaims beneficial ownership of shares beneficially owned by the others.


(3) Number and percentage of shares include the 1,528,416 shares owned by LTS.


(4) Number and percentage of shares include 2,240 shares held by the spouse of Leon Tempelsman, 26,816 shares owned by his sister, Rena Speisman, 26,725 shares owned by his sister, Marcy Meiller, 34,641 shares owned by Rena Speisman as custodian for her children, and 1,600 shares held by his brother-in-law, Scott Meiller, as to all of which shares Leon Tempelsman has been granted a proxy. Number and percentage of shares also include 34,641 shares held by Leon Tempelsman as custodian for his children, 150,550 shares which are the subject of currently exercisable options granted to Mr. Tempelsman pursuant to the Company's 1988 Stock Option Incentive Plan (the 'Plan'), and 1,528,416 shares owned by LTS, of which each of Maurice and Leon Tempelsman, as the sole general partners, has sole power to vote and dispose.

(5) Number and percentage include an aggregate of 46,300 shares which are the subject of currently exercisable options granted to Sheldon L. Ginsberg pursuant to the Plan.

(6) Number and percentage of shares do not include the 1,528,416 shares owned by LTS, of which Rena Speisman, the wife of Robert Speisman, is a limited partner. Number and percentage of shares also do not include 61,457 shares owned by Rena Speisman for herself and as custodian for the children of Robert and Rena Speisman, as to all of which beneficial ownership is disclaimed by Mr. Speisman.

                                              (footnotes continued on next page)

(footnotes continued from previous page)
    Number and percentage include 44,800 shares which are the subject of currently exercisable options granted to Mr. Speisman pursuant to the Plan.

(7) Number and percentage of shares do not include 1,500 shares owned by the spouse of George Kaplan, the beneficial ownership of which is disclaimed by Mr. Kaplan.

(8) All of such shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, as to all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional Fund Advisors Inc. disclaims beneficial ownership of all of such shares.

                              CERTAIN TRANSACTIONS

     The Company has entered into a sublease with Leon Tempelsman & Son, a New York limited partnership of which Maurice Tempelsman and Leon Tempelsman are the sole general partners ('LTS'), under which approximately 30% of the 20th Floor at 529 Fifth Avenue, New York, New York, the Company's principal offices, is sublet to LTS. The sublease is prorated to the same rental rate per square foot which the Company is paying to the landlord under its lease for the 19th and 20th Floors at the same location. Rental payments under the sublease amount to a base annual rent of $89,518 (excluding escalations).

     The Company is a party to an agreement dated August 11, 1982, as amended on April 8, 1983 (the 'Agreement'), with GIA Gem Trade Laboratory, Inc. ('GTL'), a wholly owned subsidiary of Gemological Institute of America, Inc., pursuant to which the Company has granted a license to GTL to use a laser micro-inscription system developed by the Company in connection with GTL's business of grading diamonds and identifying gem stones and issuing reports thereon. The Agreement, unless earlier terminated in accordance with its terms, expires in the year 2000, when the United States patent on the laser micro-inscription device expires. George R. Kaplan, Vice Chairman of the Board of the Company, is a Board Member Emeritus of the Board of Governors of the Gemological Institute of America. The Agreement, which requires GTL to pay to the Company royalties based on fees charged by GTL for inscribing gem stones, was the result of arms-length negotiations between the Company and GTL.

     The Company's principal stockholder is LTS, of which Maurice Tempelsman and Leon Tempelsman, both directors and officers of the Company, are the only general partners. See 'Principal and Selling Stockholders and Security Ownership of Management' and 'Management'. The Company believes that neither the Tempelsmans nor LTS currently engage directly or indirectly in any activities competitive with those of the Company.

     Lucien Burstein, a director of the Company, is a partner of the law firm of Warshaw Burstein Cohen Schlesinger & Kuh, LLP, which has been general counsel to the Company since 1984.

                          DESCRIPTION OF COMMON STOCK


     The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, $1.00 par value, of which 6,261,071 are issued and outstanding, and of which there will be, immediately after this offering, 8,061,071 shares issued and outstanding (assuming the Underwriters' over-allotment option is not exercised). As of November 14, 1996, there were approximately 231 record holders of shares of Common Stock.


     Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have cumulative voting rights. Each share of Common Stock is entitled to share equally in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available therefor. See 'Dividend Policy.' In the event of liquidation, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after payment of liabilities.

     Stockholders have no preemptive rights or other rights to subscribe for or purchase additional shares of any class of capital stock or any other securities of the Company and there are no redemption or sinking fund provisions with regard to the Common Stock or any conversion rights. All outstanding shares of Common Stock are, and those offered hereby will be, validly issued, fully paid and nonassessable.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the 'Underwriting Agreement') among the Company, the Selling Stockholder and the underwriters named below (the 'Underwriters'), for whom UBS Securities LLC and Furman Selz LLC are acting as representatives (the 'Representatives'), the Underwriters have agreed to purchase the following respective number of shares of Common Stock:

                                       UNDERWRITERS                                            SHARES
-------------------------------------------------------------------------------------------   ---------

UBS Securities LLC.........................................................................
Furman Selz LLC............................................................................
                                                                                              ---------
     Total.................................................................................
                                                                                              ---------
                                                                                              ---------

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase shares, and the aggregate obligations of the underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus, and to certain dealers at such price less a concession not in excess of $. per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $. per share to certain other dealers. After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Underwriters.


     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 330,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.



     The Company has agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters, except for the sale or issuance by the Company of shares of Common Stock pursuant to outstanding employee stock options. Maurice Tempelsman, Leon Tempelsman and LTS have agreed that, subject to certain exceptions, they will not, for a period of 180 days after the date of this Prospectus, without the prior written consent of UBS Securities LLC, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock beneficially owned by them, or any securities convertible into or exercisable or exchangeable for Common Stock.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     UBS Securities LLC ('UBS') has been engaged by the Company as the Company's exclusive financial advisor for a 12 month term expiring April 30, 1997 with respect to various investment banking matters (each such matter a 'Transaction'). The Company has agreed to pay UBS an annual retainer fee of $100,000. In addition, if during the term of the engagement a Transaction is consummated, the Company has agreed to pay UBS a transaction fee in an amount to be specified in a letter agreement to be entered into between the Company and UBS at such time. UBS has agreed to charge competitive fees for its services, and where market indices exist on fees for similar services, fees consistent with market practices. The Company has also agreed to pay UBS a percentage of the value of each Transaction initiated by UBS during the term and consummated within six months of the termination of the engagement based upon an agreed formula.

                            VALIDITY OF COMMON STOCK

     The validity of the Common Stock will be passed upon for the Company by Warshaw Burstein Cohen Schlesinger & Kuh, LLP, New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS


     The consolidated financial statements and schedule of the Company at May 31, 1996 and 1995 and for each of the two years in the period ended May 31, 1996, included in this Prospectus and elsewhere in the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, and the consolidated statements of operations, cash flows, stockholders' equity and financial statement schedule for the year ended May 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports, given upon the authority of such firms as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C., a registration statement (the 'Registration Statement') under the Securities Act of 1933, as amended, with respect to the securities covered by this Prospectus.

     This Prospectus omits certain information contained in the Registration Statement. For further information, reference is made to the Registration Statement, the exhibits and financial statements filed as a part thereof, which may be examined without charge at the office of the Commission, and photocopies of which, or any portion thereof, may be obtained upon payment of the prescribed fee.

     Statements contained in this Prospectus as to the contents of any agreement or other document referred to are not complete, and where such agreement or other document is an exhibit to the Registration, each statement is deemed to be qualified and amplified in all respects by the provisions of the exhibit.

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                    PAGE
                                                                                                                    ----

Independent Auditors' Report of Ernst & Young LLP................................................................    F-2
Independent Auditors' Report of Deloitte & Touche LLP............................................................    F-3
Consolidated Statements of Operations for the years ended May 31, 1996, 1995 and 1994............................    F-4
Consolidated Balance Sheets as of May 31, 1996 and 1995..........................................................    F-5
Consolidated Statements of Stockholders' Equity for the years ended May 31, 1996, 1995 and 1994..................    F-6
Consolidated Statements of Cash Flows for the years ended May 31, 1996, 1995 and 1994............................    F-7
Notes to Consolidated Financial Statements for the years ended May 31, 1996, 1995 and 1994.......................    F-8
Consolidated Statements of Operations for the three months ended August 31, 1996 and 1995 (unaudited)............   F-15
Consolidated Balance Sheets as of August 31, 1996 (unaudited) and May 31, 1996...................................   F-16
Consolidated Statements of Cash Flows for the three months ended August 31, 1996 and 1995 (unaudited)............   F-17
Notes to Consolidated Financial Statements for the three months ended August 31, 1996 (unaudited)................   F-18

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
LAZARE KAPLAN INTERNATIONAL INC.

     We have audited the accompanying consolidated balance sheets of Lazare Kaplan International Inc. and subsidiaries as of May 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 1996 and 1995 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lazare Kaplan International Inc. and subsidiaries at May 31, 1996 and 1995 and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                         ERNST & YOUNG LLP

July 9, 1996
New York, New York

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
LAZARE KAPLAN INTERNATIONAL INC.

     We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Lazare Kaplan International Inc. and subsidiaries for the year ended May 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Lazare Kaplan International Inc. and subsidiaries for the year ended May 31, 1994 in conformity with generally accepted accounting principles.

                                         DELOITTE & TOUCHE LLP

New York, New York
July 13, 1994 (August 31, 1994 as to Note 11)

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                      Year Ended May 31,
------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                          1996          1995          1994
------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
Net sales (Note 1)                                                          $  266,321    $  178,143    $  204,047
Cost of sales (Note 1)                                                         243,685       165,686       187,664
------------------------------------------------------------------------------------------------------------------
                                                                                22,636        12,457        16,383
------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                    11,439        10,386         9,833
Interest expense, net of interest income                                         4,048         3,489         3,747
------------------------------------------------------------------------------------------------------------------
                                                                                15,487        13,875        13,580
------------------------------------------------------------------------------------------------------------------
Income/(loss) before income tax provision and minority interest                  7,149        (1,418)        2,803
Income tax provision (Notes 1 and 3)                                               459           214           118
------------------------------------------------------------------------------------------------------------------
Income/(loss) before minority interest                                           6,690        (1,632)        2,685
Minority interest in loss of consolidated subsidiary                               323           479           339
------------------------------------------------------------------------------------------------------------------
NET INCOME/(LOSS)                                                           $    7,013    $   (1,153)   $    3,024
------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
NET INCOME/(LOSS) PER SHARE (NOTE 1)                                        $     1.12    $    (0.18)   $     0.49
------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------
Weighted average number of shares                                            6,288,157     6,309,071     6,226,708
------------------------------------------------------------------------------------------------------------------
                                                                            --------------------------------------

See notes to consolidated financial statements.

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                                                                       May 31,
--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                     1996       1995
--------------------------------------------------------------------------------------------------------------------
                                                                                                 -------------------
ASSETS
CURRENT ASSETS:
  Cash                                                                                           $    905    $ 2,532
  Accounts receivable, less allowance for doubtful accounts ($281 and $220 in 1996 and 1995,
     respectively)                                                                                 25,493     22,302
  Inventories (Note 1):
       Rough stones                                                                                 9,320     11,928
       Polished stones                                                                             46,979     43,806
                                                                                                 -------------------
          Total inventories                                                                        56,299     55,734
                                                                                                 -------------------
Prepaid expenses and other current assets                                                          10,142      6,166
--------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                                                     92,839     86,734
PROPERTY, PLANT AND EQUIPMENT, net (Notes 1 and 2)                                                  7,198      6,704
OTHER ASSETS                                                                                        5,029      5,725
--------------------------------------------------------------------------------------------------------------------
                                                                                                 $105,066    $99,163
--------------------------------------------------------------------------------------------------------------------
                                                                                                 -------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and other current liabilities (Notes 1 and 4)                                 $ 15,770    $16,034
  Notes payable -- other (Note 5)                                                                   3,000      3,000
  Notes payable -- banks (Note 5)                                                                   -          4,125
  Current portion of long-term debt (Note 6)                                                        -          4,285
--------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                                                18,770     27,444
SENIOR NOTES AND OTHER LONG-TERM DEBT (Notes 5 and 6)                                              34,155     26,430
--------------------------------------------------------------------------------------------------------------------
          TOTAL LIABILITIES                                                                        52,925     53,874
--------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST (Notes 1 and 7)                                                                   7,271      7,594
STOCKHOLDERS' EQUITY (Note 8)
  Common stock, par value $1 per share:
     Authorized, 10,000,000 shares
     Outstanding, 6,176,425, 1996 and 6,147,808, 1995                                               6,176      6,148
  Additional paid-in capital                                                                       26,098     25,964
  Retained earnings                                                                                12,596      5,583
--------------------------------------------------------------------------------------------------------------------
          TOTAL STOCKHOLDERS' EQUITY                                                               44,870     37,695
--------------------------------------------------------------------------------------------------------------------
                                                                                                 $105,066    $99,163
--------------------------------------------------------------------------------------------------------------------
                                                                                                 -------------------

See notes to consolidated financial statements.

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                              Additional                    Total
                                                                    Common     Paid-in      Retained    Stockholders'
(In thousands)                                                      Stock      Capital      Earnings       Equity
---------------------------------------------------------------------------------------------------------------------
                                                                    -------------------------------------------------
Balance, May 31, 1993                                              $6,122      $ 25,837     $ 3,712        $35,671
Net Income                                                            -           -           3,024          3,024
Exercise of Stock Options, 9,426 shares issued                          9            47        -                56
---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1994                                               6,131        25,884       6,736         38,751
Net Loss                                                              -           -          (1,153)        (1,153)
Exercise of Stock Options, 16,702 shares issued                        17            80        -                97
---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1995                                               6,148        25,964       5,583         37,695
Net Income                                                            -           -           7,013          7,013
Exercise of Stock Options, 28,617 shares issued                        28           134        -               162
---------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1996                                              $6,176      $ 26,098     $12,596        $44,870
---------------------------------------------------------------------------------------------------------------------
                                                                    -------------------------------------------------

See notes to consolidated financial statements.

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Years Ended May 31,
---------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                            1996       1995      1994
---------------------------------------------------------------------------------------------------------------------
                                                                                         ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)                                                                        $ 7,013    ($1,153)  $ 3,024
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
     Depreciation and amortization                                                         2,234     1,924      1,899
     Provision for uncollectible accounts                                                     70        70        170
     Minority interest in loss of consolidated subsidiary                                   (323)     (479)      (339)
     Gain on sale of fixed assets                                                            (54)      (43)      -
(Increase)/decrease in assets and increase/(decrease) in liabilities:
     Accounts receivable                                                                  (3,261)      828     (3,211)
     Inventories                                                                            (565)   (2,248)    (4,993)
     Prepaid expenses and other current assets                                            (3,976)   (2,911)       803
     Other assets                                                                           (403)     (488)      -
     Accounts payable and other current liabilities                                         (264)    4,697      3,029
                                                                                         ----------------------------
Net cash provided by operating activities                                                    471       197        382
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of fixed assets                                                           222        79       -
Capital expenditures                                                                      (1,797)   (1,578)      (972)
                                                                                         ----------------------------
Net cash used in investing activities                                                     (1,575)   (1,499)      (972)
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in minority interest                                                               -        7,883       -
(Decrease)/increase in short-term borrowings                                              (8,410)   (5,775)       895
Increase in long-term borrowings                                                           7,725       715       -
Proceeds from exercise of stock options                                                      162        97         56
                                                                                         ----------------------------
Net cash (used in)/provided by financing activities                                         (523)    2,920        951
---------------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash                                                           (1,627)    1,618        361
Cash at beginning of year                                                                  2,532       914        553
                                                                                         ----------------------------
Cash at end of year                                                                      $   905    $2,532    $   914
---------------------------------------------------------------------------------------------------------------------
                                                                                         ----------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest                                                                                 $ 4,183    $3,737    $ 4,003
Income taxes                                                                                 407       314        239
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES:
Capitalized Leases                                                                          -         -       $    61
---------------------------------------------------------------------------------------------------------------------
                                                                                         ----------------------------

See notes to consolidated financial statements.

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994

1. ACCOUNTING POLICIES
---------------------------------------------------------

a. The Company and its principles of consolidation

     The Company and its subsidiaries are engaged in the cutting, polishing and selling of diamonds and the trading of uncut rough diamonds. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned except for Lazare Kaplan Botswana (Pty) Ltd., which was owned 60% by the Company at May 31, 1996 and 1995 and 85% by the Company at May 31, 1994. Minority interest represents the minority stockholders' proportionate share of the equity of Lazare Kaplan Botswana (Pty) Ltd. All material intercompany balances and transactions have been eliminated.

b. Sales and accounts receivable
     The Company's net sales to customers in each of the following regions for the years ended May 31, 1996, 1995 and 1994 are set forth below:

                               1996    1995    1994
---------------------------------------------------
                               --------------------

United States                   23%     25%     16%
Far East                         8%     13%      6%
Europe, Israel & other          69%     62%     78%
---------------------------------------------------
                               100%    100%    100%
---------------------------------------------------
                               --------------------

     No single customer of the Company accounted for 10% or more of the Company's net sales for the fiscal years ended May 31, 1996, 1995 and 1994. The Company generally does not require collateral on its receivables.

c. Inventories

     Inventories are stated at the lower of cost, using the first-in, first-out method, or market.

d. Property, plant and equipment

     Property,   plant  and  equipment  is   stated  at  cost  less  accumulated
depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the shorter of asset lives or lease terms.

e. Deferred costs

     The Company deferred the recognition of certain costs for professional fees, travel and total staffing incurred during the construction and training period of the Company's cutting and polishing facility in Botswana. Such costs included only direct and incremental costs incurred during the start-up period. These costs are being amortized over a five year period which began on June 1, 1993. All other deferred costs are amortized over their estimated useful lives ranging from two to ten years.

f. Foreign currency
     All foreign sales of the Company are denominated in U.S. dollars and all purchases of rough diamonds worldwide are denominated in U.S. dollars. Therefore, the Company does not experience any foreign currency exposure in connection with these activities. In addition, the functional currency for Lazare Kaplan Botswana (Pty) Ltd. is the U.S. dollar. Any gains or losses from foreign currency translations relating to this subsidiary were immaterial and are included in results of operations.

g. Income taxes
     The Company provides for deferred income taxes in accordance with Statement of Financial Accounting Standards ('SFAS') No. 109, 'Accounting for Income Taxes', whereby deferred income taxes are determined based upon the enacted income tax rates for the years in which these taxes are estimated to be payable or recoverable. Deferred income taxes reflect the net tax effects of (a) temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and
(b) operating loss carryforwards.

     The Company and its domestic subsidiaries file a consolidated income tax return. The Company's foreign subsidiaries are not subject to Federal income taxes and their provisions for income taxes have been computed based on the effective tax rates, if any, in the foreign countries.

     There  were  no  taxable  dividends  paid  to  the  Company  from   foreign
subsidiaries during 1996.

h. Net income/(loss) per share
     Net income/(loss) per share is computed based on the weighted average number of shares outstanding

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994
including the impact of dilutive stock options during each period.

i. Risks and Uncertainties

     The Company's business is dependent upon the availability of rough diamonds. Approximately 75% of the world's diamond output is controlled by DeBeers Centenary AG and its affiliated companies. Although DeBeers has historically been the Company's major supplier of rough diamonds, the Company has successfully diversified its sources of supply by entering into arrangements with other primary source suppliers and has been able to supplement its rough diamond needs by purchasing supplies in the secondary market. While the Company believes that it has good relationships with its suppliers and that its sources of supply are sufficient to meet its present and foreseeable needs, the Company's rough diamond supplies, and therefore, its manufacturing capacity, could be adversely affected by political and economic developments over which it has no control.

     Further, through its control of the world's diamond output, DeBeers can exert significant control over the pricing of rough and polished diamonds. A large rapid increase in rough diamond prices could adversely affect the Company's revenue and operating margins if the increased cost of the rough diamonds could not be passed along to its customers in a timely manner. Alternatively, any rapid decrease in the price of polished diamonds could adversely affect the Company in terms of inventory losses and lower margins.

j. Stock Option Incentive Plan

     The Company accounts for its incentive stock options under the provisions of Accounting Principles Board No. 25 'Accounting for Stock Issued to Employees' and intends to continue to do so.

2. PROPERTY, PLANT AND EQUIPMENT
---------------------------------------------------------

     Property, plant and equipment consists of (in thousands):

                                         May 31,
-----------------------------------------------------
                                     1996       1995
-----------------------------------------------------
                                    -----------------

Land and buildings                  $ 4,710    $4,170
Leasehold improvements                1,812     1,139
Machinery, tools and equipment        5,322     5,064
Furniture and fixtures                1,242     1,656
Computer installation                 2,311     2,225
Construction in progress                364      -
-----------------------------------------------------
                                     15,761    14,254
Less accumulated depreciation and
  amortization                        8,563     7,550
-----------------------------------------------------
                                    $ 7,198    $6,704
-----------------------------------------------------
                                    -----------------
Depreciation and amortization rates:
-----------------------------------------------------
Buildings                                   2 TO 3.7%
Leasehold improvements                     3.7 TO 20%
Machinery, tools and equipment              10 TO 25%
Furniture and fixtures                      10 TO 20%
Computer installation                       10 TO 33%
-----------------------------------------------------

     Depreciation expense for 1996, 1995 and 1994 was $1,135,000, $1,088,000 and
$1,094,000, respectively.

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994

3. INCOME TAXES
---------------------------------------------------------

     The items comprising the Company's net deferred tax liabilities are as follows (in thousands):

                                       May 31,
-----------------------------------------------------
                                   1996        1995
-----------------------------------------------------
                                 --------------------
Deferred tax assets:
  Operating loss and other
     carryforwards               $  9,500    $ 13,200
  Other                               500         400
Deferred tax liabilities:
  Depreciation                        600       1,100
-----------------------------------------------------
                                    9,400      12,500
Less: Valuation allowance          (9,400)    (12,500)
-----------------------------------------------------
Net deferred tax liabilities     $      0    $      0
-----------------------------------------------------
                                 --------------------

     The income tax provision is comprised of the following (in thousands):

                                  Year ended May 31,
------------------------------------------------------
                                 1996     1995    1994
------------------------------------------------------
                                 ---------------------
Current:
Federal                          $ 158    $-      $ 68
State and local                    143      40     185
Foreign                            158     174      70
------------------------------------------------------
                                   459     214     323
------------------------------------------------------
Deferred:
Federal                            -       -       (68)
State and local                    -       -      (137)
------------------------------------------------------
                                   -       -      (205)
------------------------------------------------------
                                 $ 459    $214    $118
------------------------------------------------------
                                 ---------------------

     Income/(loss) before income taxes from the Company's domestic and foreign operations was $7,742,000 and ($593,000), respectively for the year ended May 31, 1996.

     The tax provision is different from amounts computed by applying the Federal income tax rate to the income before taxes as follows (in thousands):

------------------------------------------------------
                            1996      1995      1994
------------------------------------------------------
                           ---------------------------
Tax provision (benefit)
  at statutory rate        $ 2,430    $(482)   $   953
(Decrease)/increase in
  taxes resulting from:
  Differential
     attributable to
     foreign operations        374      502        764
  State and local taxes,
     net of Federal
     benefit                    94       26         48
  Net operating loss
     carryforward
     arising in current
     year not resulting
     in current benefit       -         168       -
  Utilization of net
     operating loss
     carryforwards          (2,439)     -       (1,647)
------------------------------------------------------
Actual tax provision       $   459    $ 214    $   118
------------------------------------------------------
                           ---------------------------

     The Company has available Federal net operating losses to offset future taxable income which expire as follows (in thousands):

                                                     Net
                                               operating
Year                                              losses
--------------------------------------------------------
                                               ---------
1998                                            $ 4,100
1999                                              4,200
2000                                              4,300
2001                                              3,500
2002                                                500
2007                                              1,000
2008                                              1,500
2010                                                400
--------------------------------------------------------
                                                $19,500
--------------------------------------------------------
                                               ---------

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994

     In addition, the Company has New York State and New York City net operating loss carryforwards of approximately $22,500,000 each, expiring from 1998 to 2008. The Company has Puerto Rico net operating loss carryforwards of approximately $3,500,000 expiring from 1997 through 2002 and Botswana net operating loss carryforwards of approximately $3,400,000 expiring from 1998 through 2000.

4. ACCOUNTS PAYABLE AND OTHER
   CURRENT LIABILITIES
---------------------------------------------------------

     Accounts payable and other current liabilities consist of (in thousands):

                                     1996       1995
-----------------------------------------------------
                                    -----------------
Accounts payable                    $ 7,861    $5,377
Accrued expenses and income taxes     7,909    10,657
-----------------------------------------------------
                                    $15,770   $16,034
-----------------------------------------------------
                                    -----------------

5. LINES OF CREDIT
---------------------------------------------------------

     On May 14, 1996 the Company entered into a long-term unsecured, revolving loan agreement with two banks. The agreement provides that the Company may borrow up to $27,500,000 in the aggregate, at an interest rate of any of a) one-eighth of one percent above the bank's prime rate (which was 8.25% on May 31, 1996), b) two and one half percent above the London Interbank Offered Rate (LIBOR), or c) two and one-half percent above the bank's cost of funds rate. The applicable interest rate is contingent upon the method of borrowing selected by the Company. All amounts borrowed under this agreement are due and payable on June 1, 1999. As of May 31, 1996, there was an aggregate balance outstanding of $12,725,000 under this loan agreement. The proceeds of this facility were used to repay a) all amounts outstanding under the Company's short-term lines of credit, b) a long-term promissory note in the amount of $5,000,000, which had a maturity date of December 2, 1996, and c) the annual installment of $4,285,000 which was due on May 15, 1996 with respect to the Company's Senior Note obligation. In addition, the Company intends to use the proceeds of this facility for its working capital needs and to fund its future annual installments due under the Senior Note Agreement. The revolving loan agreement contains certain provisions that require, among other things, (a) maintenance of defined levels of current working capital and annual cash flow, (b) limitations of borrowing levels, capital expenditures, and rental obligations and (c) limitations on restricted payments, including the amount of dividends.

     Through May 14, 1996, the Company had unsecured lines of credit with three banks. These loan agreements provided that the Company could borrow up to $19.0 million, in the aggregate. Two of the facilities, in amounts of $3.0 million and $8.0 million, carried an interest rate equal to the respective bank's prime rate or one and one-half percent above LIBOR, depending upon the method of borrowing utilized by the Company. The third facility, in the amount of $8.0 million, carried an interest rate of one-eighth of a percent above the bank's prime rate, or one and five-eighths percent above LIBOR depending upon the method of borrowing utilized by the Company. The outstanding balances due under these facilities were repaid in full with the proceeds of the long-term revolving loan described above. As of May 31, 1995 there was an aggregate balance outstanding on these facilities of $4,125,000. The weighted average interest rate during 1996 and 1995 on the Company's revolving loan and lines of credit was 7.83% and 8.12%, respectively.

     The Company has a $3.0 million credit facility, payable on demand, at a rate of one-half of one percent above the six-month LIBOR (which was 6.31% on June 12). At May 31, 1996, the full amount of this facility had been drawn upon. The weighted average interest rate during 1996 and 1995 on this facility was 6.47% and 6.20%, respectively.

6. SENIOR NOTES AND OTHER LONG-TERM DEBT
---------------------------------------------------------

     In May, 1991 the Company, through a private placement, issued $30,000,000 of unsecured 9.97% Senior Notes, due May 15, 2001. Interest is payable semi-annually every May 15 and November 15.

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994

Repayments of $4,285,000 annually commenced on May 15, 1995 and end in 2000 with the remaining principal of $4,290,000 payable on May 15, 2001.

     Provisions of the Senior Notes require, among other things, (a) maintenance of defined levels of consolidated tangible net worth and current working capital, (b) limitation of borrowing levels and (c) limitations on restricted payments, including the amount of dividends. Under the provisions of the Senior Notes, the Company was not permitted to declare or pay any dividends either in cash or property through August 31, 1994. Commencing September 1, 1994, this restriction was modified to allow the declaration of dividends subject to certain limitations set forth in the Senior Note Agreement.

     On December 1, 1992, the Senior Notes were amended to revise the consolidated fixed charge ratio and increase the interest rate to 10.47% through August 31, 1994. On August 25, 1995, these Senior Notes were again amended to eliminate the requirements of the consolidated fixed charge ratio retroactively for the fiscal quarters ended February 28, 1995 and May 31, 1995, to revise the consolidated fixed charge ratio for all subsequent measurement periods through the quarter ending May 31, 1996, and to increase the interest rate to 10.97% retroactively from March 1, 1995 through May 31, 1996. Beginning June 1, 1996 the interest rate on the Senior Notes reverted to the original lower rate of 9.97%.

     On May 31, 1995 the Company entered into a long-term promissory note with a bank in the amount of $5,000,000. The note, which bore interest at the bank's prime rate and had a maturity date of December 2, 1996, was repaid in full with the proceeds of the long-term revolving loan described above.

7. MINORITY INTEREST
---------------------------------------------------------

     On  August 31, 1994, the  Botswana Development Corporation ('BDC') invested
21.8 million pula (approximately $8.0 million) for an equity position in Lazare Kaplan Botswana (Pty) Ltd. In exchange for its investment the BDC received common shares and cumulative, redeemable, non-voting, participating preference shares of this subsidiary. Following this transaction, the Company owns 60% of Lazare Kaplan Botswana (Pty) Ltd., the BDC owns 34.9% and the Government of Botswana owns 5.1%.

8. STOCK OPTION INCENTIVE PLAN
---------------------------------------------------------

     A Stock Option Incentive Plan was approved by the Board of Directors on March 11, 1988 (the 'Plan'). The Plan has reserved 650,000 shares of the common stock of the Company for issuance to key employees of the Company and its subsidiaries.

     The purchase price of each share of common stock subject to an incentive option under the Plan is not to be less than 100 percent of the fair market value of the stock on the day preceding the day the option is granted (110 percent for 10 percent beneficial owners). The Compensation Committee determines the period or periods of time during which an option may be exercised by the participant and the number of shares as to which the option is exercisable during such period or periods, provided that the option period shall not extend beyond ten years (five years in the case of 10 percent beneficial owners) from the date the option is granted.

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994

     A summary of the Plan's activity for each of the three years in the period ended May 31, 1996 is as follows:

                             Number
                            of shares     Option price
-------------------------------------------------------
                            ---------------------------
Outstanding -- June 1,
  1993                       520,533     $5.000-$ 7.625
Options issued               101,750     $6.000-$ 8.387
Options exercised            (11,434)    $5.000-$ 8.000
Options canceled             (10,601)    $5.125-$ 7.625
-------------------------------------------------------
Outstanding -- May 31,
  1994                       600,248     $5.000-$ 8.387
Options issued                28,750     $8.500-$ 9.350
Options exercised            (34,231)    $5.000-$ 7.625
Options canceled              (4,618)    $6.000-$ 7.625
-------------------------------------------------------
Outstanding -- May 31,
  1995                       590,149     $5.000-$ 9.350
Options surrendered         (115,300)    $7.625-$ 9.350
Options re-issued            115,300     $6.375-$7.0125
Options exercised            (39,751)    $5.000-$ 7.625
-------------------------------------------------------
Outstanding -- May 31,
  1996                       550,398     $5.000-$ 7.625
-------------------------------------------------------
                            ---------------------------
Exercisable options          433,698
-------------------------------------------------------
                            ---------

9. COMMITMENTS AND CONTINGENCIES
---------------------------------------------------------

     Future minimum payments (excluding sub-lease income) under noncancelable operating leases with initial terms of more than one year consist of the following at May 31, 1996 (in thousands):

                                               Operating
Year                                              leases
--------------------------------------------------------
                                               ---------
1997                                            $    559
1998                                                 429
1999                                                 360
2000                                                 326
2001                                                 326
Thereafter                                           744
--------------------------------------------------------
                                                $  2,744
--------------------------------------------------------
                                               ---------

     Rental expense, including additional charges paid for increases in real estate taxes and other escalation charges for the years ended May 31, 1996, 1995 and 1994, was approximately $584,000, 549,000 and $565,000, respectively.

10. PROFIT SHARING PLAN
---------------------------------------------------------

     The Company has a profit sharing and retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees in the United States and Puerto Rico who complete at least one year of service. Participants may contribute up to a defined percentage of their annual compensation through salary deductions. The Company intends to match employee contributions in an amount equal to $0.50 for every pretax dollar contributed by the employee up to 6% of the first $20,000 of compensation, provided the Company's pretax earnings for that fiscal year exceed $3,500,000. The Company did not make matching contributions for calendar years 1995, 1994 or 1993.

11. GEOGRAPHIC SEGMENT INFORMATION
---------------------------------------------------------

     Revenue, gross profit and income/(loss) before income tax provision and minority interest for each of the three years in the period ended May 31, 1996 and identifiable assets at the end of each of those years, classified by geographic area, which was determined by where sales originated from and where identifiable assets are held, were as follows (in thousands):

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    Years ended May 31, 1996, 1995 and 1994

                                                               UNITED                            ELIMI-     CONSOLI-
                                                               STATES     EUROPE     AFRICA     NATIONS      DATED
--------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------
Year ended May 31, 1996
Net sales to unaffiliated customers                           $175,032    $69,544    $21,745    $  -        $266,321
Transfers between geographic areas                              20,470     12,057     20,337     (52,864)      -
                                                              ------------------------------------------------------
      Total revenue                                           $195,502    $81,601    $42,082    $(52,864)   $266,321
                                                              ------------------------------------------------------
Gross profit                                                  $ 20,798    $   703    $ 4,511    $ (3,376)   $ 22,636
                                                              ------------------------------------------------------
Income/(loss) before income tax provision and minority
  interest                                                    $  6,988    $   262    $  (886)   $    785    $  7,149
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1996                           $ 97,935    $13,150    $26,192    $(32,211)   $105,066
--------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------
Year ended May 31, 1995
Net sales to unaffiliated customers                           $123,322    $49,684    $ 5,137    $  -        $178,143
Transfers between geographic areas                              22,196     16,679     22,810     (61,685)      -
                                                              ------------------------------------------------------
      Total revenue                                           $145,518    $66,363    $27,947    $(61,685)   $178,143
                                                              ------------------------------------------------------
Gross profit                                                  $ 11,866    $   561    $ 6,259    $ (6,229)   $ 12,457
                                                              ------------------------------------------------------
(Loss)/income before income tax provision and minority
  interest                                                    $   (495)   $   100    $  (615)   $   (408)   $ (1,418)
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1995                           $ 91,980    $11,536    $23,552    $(27,905)   $ 99,163
--------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------
Year ended May 31, 1994
Net sales to unaffiliated customers                           $130,070    $73,921    $    56    $  -        $204,047
Transfers between geographic areas                              22,092     13,984      8,737     (44,813)      -
                                                              ------------------------------------------------------
      Total revenue                                           $152,162    $87,905    $ 8,793    $(44,813)   $204,047
                                                              ------------------------------------------------------
Gross profit                                                  $ 15,663    $   772    $    85    $   (137)   $ 16,383
                                                              ------------------------------------------------------
Income/(loss) before income tax provision and minority
  interest                                                    $  4,990    $   420    $(2,461)   $   (146)   $  2,803
                                                              ------------------------------------------------------
Identifiable assets at May 31, 1994                           $ 92,628    $ 8,386    $20,374    $(28,210)   $ 93,178
--------------------------------------------------------------------------------------------------------------------
                                                              ------------------------------------------------------

     The identifiable assets which are included in the eliminations primarily represent advances to affiliates. These advances are included therein since the Company, which is the parent company, finances the operations of these affiliates.

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                                              Three Months Ended
                                                                                                  August 31,
-------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                                         1996          1995
-------------------------------------------------------------------------------------------------------------------
                                                                                           ------------------------
Net Sales                                                                                  $   69,400    $   61,697
Cost of Sales                                                                                  63,868        57,019
-------------------------------------------------------------------------------------------------------------------
                                                                                                5,532         4,678
-------------------------------------------------------------------------------------------------------------------
Selling, General & Administrative Expenses                                                      2,992         2,776
Interest Expense -- net                                                                           945         1,016
-------------------------------------------------------------------------------------------------------------------
                                                                                                3,937         3,792
-------------------------------------------------------------------------------------------------------------------
Income before taxes and minority interest                                                       1,595           886
Income tax provision (Note 2)                                                                      93            57
-------------------------------------------------------------------------------------------------------------------
Income before minority interest                                                                 1,502           829
Minority interest in income/(loss) of consolidated subsidiary                                    (157)           43
-------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                 $    1,659    $      786
-------------------------------------------------------------------------------------------------------------------
                                                                                           ------------------------
NET INCOME PER SHARE
-------------------------------------------------------------------------------------------------------------------
                                                                                           ------------------------
Income per share                                                                           $     0.26    $     0.13
-------------------------------------------------------------------------------------------------------------------
                                                                                           ------------------------
Average number of shares outstanding during the period                                      6,484,029     6,236,021
-------------------------------------------------------------------------------------------------------------------
                                                                                           ------------------------

See Notes to Consolidated Financial Statements.

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                                                                 August
                                                                                                  31,       May 31,
--------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                    1996        1996
--------------------------------------------------------------------------------------------------------------------
                                                                                                --------------------
                                                                                                (unaudited)
ASSETS
CURRENT ASSETS:
  Cash                                                                                          $    827    $    905
  Accounts receivable -- net                                                                      28,570      25,493
  Inventories
       Rough diamonds                                                                             11,287       9,320
       Polished diamonds                                                                          50,596      46,979
                                                                                                --------------------
  Prepaid expenses and other current assets                                                       11,157      10,142
--------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                                                   102,437      92,839
PROPERTY, PLANT & EQUIPMENT -- net                                                                 7,173       7,198
OTHER ASSETS                                                                                       4,790       5,029
--------------------------------------------------------------------------------------------------------------------
                                                                                                $114,400    $105,066
--------------------------------------------------------------------------------------------------------------------
                                                                                                --------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable & other current liabilities                                                  $ 17,017    $ 15,770
  Notes payable -- other                                                                           3,000       3,000
  Notes payable -- banks                                                                           6,460       -
--------------------------------------------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                                               26,477      18,770
SENIOR NOTES AND OTHER LONG-TERM DEBT                                                             34,230      34,155
--------------------------------------------------------------------------------------------------------------------
          TOTAL LIABILITIES                                                                       60,707      52,925
--------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                                  7,114       7,271
STOCKHOLDERS' EQUITY
  Common stock, par value $1 per share:
     Authorized 10,000,000 shares; issued and outstanding, 6,185,531 shares and 6,176,425
      shares                                                                                       6,186       6,176
  Additional paid-in capital                                                                      26,138      26,098
  Retained earnings                                                                               14,255      12,596
--------------------------------------------------------------------------------------------------------------------
          TOTAL STOCKHOLDERS' EQUITY                                                              46,579      44,870
--------------------------------------------------------------------------------------------------------------------
                                                                                                $114,400    $105,066
--------------------------------------------------------------------------------------------------------------------
                                                                                                --------------------

See Notes to Consolidated Financial Statements.

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                                                                    Three Months Ended
                                                                                                        August 31,
----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                       1996       1995
----------------------------------------------------------------------------------------------------------------------
                                                                                                    ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                                                          $ 1,659    $   786
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
     Depreciation and amortization                                                                      619        573
     Provision for uncollectible accounts                                                                15         15
     Minority interest in income/(loss) of consolidated subsidiary                                     (157)        43
     Loss on disposition of fixed assets                                                                 22       -
(Increase)/decrease in assets and increase/(decrease) in liabilities:
     Accounts receivable                                                                             (3,092)    (3,969)
     Inventories                                                                                     (5,584)    (1,293)
     Other current assets                                                                            (1,015)      (976)
     Non-current assets                                                                                 (42)       (15)
     Accounts payable and other current liabilities                                                   1,247      5,271
                                                                                                    ------------------
Net cash provided by/(used in) operating activities                                                  (6,328)       435
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of fixed assets                                                                       11       -
Capital expenditures                                                                                   (346)      (312)
                                                                                                    ------------------
Net cash used in investing activities                                                                  (335)      (312)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase/(decrease) in short-term borrowings                                                          6,460     (1,625)
Increase in long-term debt                                                                               75       -
Proceeds from exercise of stock options                                                                  50       -
                                                                                                    ------------------
Net Cash provided by/(used in) financing activities                                                   6,585     (1,625)
----------------------------------------------------------------------------------------------------------------------
Net (decrease) in cash                                                                                  (78)    (1,502)
Cash at beginning of year                                                                               905      2,532
                                                                                                    ------------------
Cash at end of period                                                                               $   827    $ 1,030
----------------------------------------------------------------------------------------------------------------------
                                                                                                    ------------------


See Notes to Consolidated Financial Statements

               LAZARE KAPLAN INTERNATIONAL INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (unaudited)

1. INTERIM FINANCIAL REPORTING
---------------------------------------------------------

     This financial information has been prepared in conformity with the accounting principles and practices reflected in the financial statements included in the annual report filed with the Commission for the preceding fiscal year. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly Lazare Kaplan International Inc.'s operating results for the three months ended August 31, 1996 and 1995 and the financial position as of August 31, 1996.

     The operating results for the interim periods presented are not necessarily indicative of the operating results for a full year.

2. TAXES
---------------------------------------------------------

     The Company's subsidiaries conduct business in foreign countries. The subsidiaries are not subject to Federal income taxes and their provisions have been determined based upon the effective tax rates, if any, in the foreign countries.
     Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss carryforwards. The Company's net deferred tax asset, which is comprised primarily of operating loss carryforwards, is approximately $8,600,000 less a valuation allowance of approximately $8,600,000 resulting in no net deferred tax asset.

     For the three months ended August 31, 1996, the Company has utilized approximately $2,100,000 of net operating loss carryforwards to offset Federal, state and local income taxes.

     At August 31, 1996, the Company has available U.S. net operating losses of $17.4 million which expire as follows:

Year                                             Amount
-------------------------------------------------------
                                            -----------
1998                                        $ 2,000,000
1999                                          4,200,000
2000                                          4,300,000
2001                                          3,500,000
2002                                            500,000
2007                                          1,000,000
2008                                          1,500,000
2010                                            400,000
-------------------------------------------------------
                                            $17,400,000
-------------------------------------------------------
                                            -----------

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof.

                          ---------------------------

                               TABLE OF CONTENTS

                                                  Page
                                                  ----

Available Information..........................     3
Incorporation of Certain Documents by
  Reference....................................     3
Prospectus Summary.............................     4
Summary Financial Information..................     7
Risk Factors...................................     8
Use of Proceeds................................     9
Price Range of Common Stock....................     9
Dividend Policy................................    10
Capitalization.................................    10
Selected Financial Information.................    11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    12
Business.......................................    15
Management.....................................    23
Principal and Selling Stockholders and Security
  Ownership of Management......................    24
Certain Transactions...........................    26
Description of Common Stock....................    26
Underwriting...................................    27
Validity of Common Stock.......................    28
Experts........................................    28
Additional Information.........................    28
Index to Financial Statements..................   F-1


                                2,200,000 SHARES

                                     [LOGO]

                                 LAZARE KAPLAN
                               INTERNATIONAL INC.

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                                              , 1996
                          ---------------------------
                                 UBS SECURITIES
                                  FURMAN SELZ

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than underwriting discounts and commissions.


                                                                                      TOTAL
                                                                                     --------

Securities and Exchange Commission Registration Fee...............................   $ 16,483
National Association of Securities Dealers, Inc. Filing Fee.......................      5,940
American Stock Exchange Listing Fee...............................................     17,500
Transfer Agent and Registrar Fee..................................................      3,000
Accounting Fees and Expenses......................................................    100,000
Legal Fees and Expenses (not including Blue Sky Fees and Expenses)................    175,000
Blue Sky Fees and Expenses........................................................      5,000
Miscellaneous.....................................................................    112,077
                                                                                     --------
          Total...................................................................   $435,000
                                                                                     --------
                                                                                     --------





ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The following states the general effect of all statutes, charter provisions, by-laws, contracts or other arrangements under which any controlling person, director or officer of the Company is insured or indemnified in any manner against liability which he may incur in his capacity as such:

     Section 145 of the Delaware General Corporation Law provides:

          145. INDEMNIFICATION  OF OFFICERS,  DIRECTORS, EMPLOYEES  AND  AGENTS:
     INSURANCE.

     (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys'
fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (l) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or, if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to 'the corporation' shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to 'other enterprises' shall include employee benefit plans; references to 'fines' shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to 'serving at the request of the corporation' shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner 'not opposed to the best interests of the corporation' as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person, who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     The Certificate of Incorporation of the Company provides:

          SEVENTH: The Corporation  shall, to  the fullest  extent permitted  by
     Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     The Certificate of Incorporation further provides:

          EIGHTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director, provided that nothing contained herein shall eliminate or limit the liability of a director (i) for any breach of such director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or any amendment thereto of any successor thereto, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of this Article EIGHTH nor the adoption of any provision of the certificate of incorporation inconsistent with this Article EIGHTH, shall eliminate or reduce the effect of this Article EIGHTH in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article EIGHTH would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

     The By-Laws of the Company provide:

                                   ARTICLE VI
                                INDEMNIFICATION

     1. EXECUTIVE OFFICERS. The corporation shall indemnify its executive officers and those of its subsidiaries to the same extent as they would have been insured under the terms of an insurance policy issued to the corporation by National Union Fire Insurance Company of Pittsburgh, Pennsylvania for the policy year beginning September 26, 1984 and ending September 26, 1985 had such policy been in effect at the time a claim is made against any such executive officers. The executive officers of the corporation and its subsidiaries entitled to indemnification pursuant to this Article VI, Section l, shall include such persons who may hold the offices, either currently or in the future, as were covered under the aforementioned policy in the policy year indicated.

     Any indemnification pursuant to this Article VI, Section l shall be applicable to acts or omissions that occurred prior to the adoption of this
Article VI, Section l provided they would have been covered under the insurance policy mentioned above. The right to indemnification under this Article VI, Section l shall continue after any person has ceased to serve in the capacity which would have entitled him to such indemnification. Any subsequent repeal or amendment of this Article VI, Section l or any provision hereof, which shall have the effect of limiting, qualifying or restricting the powers or rights of indemnification provided or permitted hereunder shall not, solely by reason of such repeal or amendment, eliminate, restrict or otherwise affect the right or power of the corporation to indemnify any person or affect any right of indemnification of such person with respect to claims made prior to such repeal or amendment.

     The indemnification provided under this Article VI, Section l shall not be deemed exclusive of any other rights to which directors, officers, agents or employees of the corporation may be entitled under Article SEVENTH of the Certificate of Incorporation of the corporation, or any agreement, vote of the stockholders or disinterested directors, or otherwise.

     The corporation shall have the right to impose, as conditions to any indemnification provided or permitted pursuant to this Article VI, Section l, such reasonable requirements and conditions as the Board of Directors or stockholders may deem appropriate in each specific case and circumstance, including but not limited to (i) that any counsel representing the person to be indemnified in connection with the defense or settlement of any action shall be selected by the corporation, subject to the approval of the person to be indemnified, which consent shall not be unreasonably withheld, (ii) that the corporation shall have the right, at its option, to assume and control the defense or settlement of any claim or proceeding made, initiated or threatened against the person to be indemnified, and (iii) that the corporation shall be subrogated, to the extent of any payments made by way of indemnification, to all of the indemnified person's right of recovery, and that the person to be indemnified shall execute all writings and do everything necessary to assure such rights of subrogations to the corporation.

     2. OUTSIDE DIRECTORS. The corporation shall indemnify its outside (i.e. non-officer) directors and those of its subsidiaries to the same extent as they would have been insured under the terms of an insurance policy issued to the corporation by National Union Fire Insurance Company of Pittsburgh,
Pennsylvania, for the policy year beginning September 26, 1984 and ending September 26, 1985 had such policy been in effect at the time a claim is made against any such outside director. The outside directors of the corporation and its subsidiaries entitled to indemnification pursuant to this Article VI,
Section 2 shall include such persons who may hold the offices, either currently or in the future, as were covered under the aforementioned policy in the policy year indicated.

     Any indemnification pursuant to this Article VI, Section 2 shall be applicable to acts or omissions that occurred prior to the adoption of this
Article VI, Section 2 provided they would have been covered under the insurance policy mentioned above. The right to indemnification under Article VI, Section 2 shall continue after any person has ceased to serve in the capacity which would have entitled him to such indemnification. Any subsequent repeal or amendment of this Article VI, Section 2 or any provision hereof, which shall have the effect of limiting, qualifying or restricting the powers or rights of indemnification provided or permitted hereunder shall not, solely by reason of such repeal or amendment, eliminate, restrict or otherwise affect the right or power of the corporation to indemnify any person or affect any right of indemnification of such person with respect to claims made prior to such repeal or amendment.

     The indemnification provided under this Article VI, Section 2 shall not be deemed exclusive of any other rights to which directors, officers, agents or employees of the corporation may be entitled under Article SEVENTH of the Certificate of Incorporation of the corporation, or any agreement, vote of the stockholders or disinterested directors, or otherwise.

     The corporation shall have the right to impose, as conditions to any indemnification provided or permitted pursuant to Article VI, Section 2, such reasonable requirements and conditions as the Board of Directors or stockholders may deem appropriate in each specific case and circumstance, including but not limited to (i) that any counsel representing the person to be indemnified in connection with the defense or settlement of any action shall be selected by the corporation, subject to the approval of the person to be indemnified, which consent shall not be unreasonably withheld, (ii) that the corporation shall have the right, at its option, to assume and control the defense or settlement of any claim or proceeding made, initiated or threatened against the person to be indemnified, and (iii) that the corporation shall be subrogated, to the extent of any payments made by way of indemnification, to all of the indemnified person's right of recovery, and that the person to be indemnified shall execute all writings and do everything necessary to assure such rights of subrogation to the corporation.

     3. EXECUTIVE OFFICERS AND DIRECTORS PRIOR TO APRIL 9, 1984. The corporation shall indemnify its directors and executive officers and those of its subsidiaries who were in office prior to April 9, 1984 to the same extent as they would have been insured under the terms of an insurance policy issued to the corporation by National Union Fire Insurance Company of Pittsburgh,
Pennsylvania for the policy year beginning September 26, 1984 and ending September 26, 1985 had such policy been in effect at the time a claim is made against any such director or officer. The directors and officers of the corporation and its subsidiaries entitled to indemnification pursuant to this
Article VI, Section 3 shall include such persons who held the offices as were covered under the aforementioned policy in the policy year indicated.

     Any indemnification pursuant to this Article VI, Section 3 shall be applicable to acts or omissions that occurred prior to the adoption of this
Article VI, Section 3, provided they would have been covered under the insurance policy mentioned above. The right to indemnification under this Article VI,
Section 3 shall continue after any person has ceased to serve in the capacity which would have entitled him to such indemnification hereunder. Any subsequent repeal or amendment of this Article VI, Section 3 or any provision hereof, which shall have the effect of limiting, qualifying or restricting the powers or rights of indemnification provided or permitted hereunder shall not, solely by reason of such repeal or amendment, eliminate, restrict or otherwise affect the right or power of the corporation to indemnify any person or affect any right of indemnification of such person with respect to claims made prior to such repeal or amendment.

     The indemnification provided under this Article VI, Section 3 shall not be deemed exclusive of any other rights to which directors, officers, agents or employees of the corporation may be entitled under Article SEVENTH of the Certificate of Incorporation of the corporation, or any agreement, vote of the stockholders or disinterested directors, or otherwise. The corporation shall have the right to impose, as conditions to any indemnification provided or permitted pursuant to this Article VI, Section 3, such reasonable requirements and conditions as the Board of Directors or stockholders may deem appropriate in each specific case and circumstance, including but not limited to (i) that any counsel representing the person to be indemnified in connection with the defense or settlement of any action shall be selected by the corporation, subject to the approval of the person to be indemnified, which consent shall not be unreasonably withheld, (ii) that the corporation shall have the right, at its option, to assume and control the defense or settlement of any claim or proceeding made, initiated or threatened against the person to be indemnified, and (iii) that the corporation shall be subrogated, to the extent of any payments made by way of indemnification, to all of the indemnified person's right of recovery, and that the person to be indemnified shall execute all writings and do everything necessary to assure such rights of subrogation to the corporation.

     4. DIRECTORS. The corporation shall indemnify its existing directors and those of its subsidiaries to the same extent as they would have been insured under the terms of an insurance policy issued to the corporation by National Union Fire Insurance Company of Pittsburgh, Pennsylvania for the policy year beginning September 26, 1984 and ending September 26, 1985 had such policy been in effect at the time a claim is made against any such director. The directors of the corporation and its subsidiaries entitled to indemnification pursuant to this Article VI, Section 4 shall include such persons who may hold the offices, either currently or in the future, as were covered under the aforementioned policy in the policy year indicated.

     Any indemnification pursuant to this Article VI, Section 4 shall be applicable to acts or omissions that occurred prior to the adoption of this
Article VI, Section 4 provided they would have been covered under the insurance policy mentioned above. The right to indemnification under this Article VI,
Section 4 shall continue after any person has ceased to serve in the capacity which would have entitled him to such indemnification hereunder. Any subsequent repeal or amendment of this Article VI, Section 4 or any provision hereof, which shall have the effect of limiting, qualifying or restricting the powers or rights of indemnification provided or permitted hereunder shall not, solely by reason of such repeal or amendment, eliminate, restrict or otherwise affect the right or power of the corporation to indemnify any person or affect any right of indemnification of such person with respect to claims made prior to such repeal or amendment.

     The indemnification provided under this Article VI, Section 4 shall not be deemed exclusive of any other rights to which directors, officers, agents or employees of the corporation may be entitled under Article SEVENTH of the Certificate of Incorporation of the corporation, or any agreement, vote of the stockholders or disinterested directors, or otherwise.

     The corporation shall have the right to impose, as conditions to any indemnification provided or permitted pursuant to this Article VI, Section 4, such reasonable requirements and conditions as the Board of Directors or stockholders may deem appropriate in each specific case and circumstance, including but not limited to (i) that any counsel representing the person to be indemnified in connection with the defense or settlement of any action shall be selected by the corporation, subject to the approval of the person to be indemnified, which consent shall not be unreasonably withheld, (ii) that the corporation shall have the right, at its option, to assume and control the defense or settlement of any claim or proceeding made, initiated or threatened against the person to be indemnified, and (iii) that the corporation shall be subrogated, to the extent of any payments made by way of indemnification, to all of the indemnified person's right of recovery, and that the person to be indemnified shall execute all writings and do everything necessary to assure such rights of subrogation to the corporation.

     5. SEVERABILITY. If any of the provisions of this Article VI, or any part hereof, is hereafter construed to be invalid or unenforceable, the same shall not affect the remaining provisions of this Article VI, which shall remain in full effect without regard to the invalid portion or portions.

     In addition, the By-Laws provide that the Company has the authority to obtain liability insurance.

ITEM 16. (a) EXHIBITS

EXHIBIT
NUMBERS                                             DESCRIPTION OF EXHIBITS
--------   ---------------------------------------------------------------------------------------------------------
 (1)*      -- Form of Underwriting Agreement
 (4)       -- Specimen  of  Certificate  of Common  Stock --  incorporated herein  by reference  to Exhibit  4(a) to
              Amendment No. 1 to Registration Statement on Form S-2 of the  Registrant filed with the Commission  on
              October 4, 1990
 (5)*      -- Opinion of Warshaw Burstein Cohen Schlesinger & Kuh, LLP (including consent)
(10)       -- Material Contracts
    (a)    -- Lazare Kaplan International Inc. Amended and Restated 1988 Stock Option Incentive Plan -- incorporated herein by reference to Exhibit 4.1 to Registration Statement  on Form S-8 of the Registrant filed with the Commission on November 5, 1990.
    (b)    -- Note  Agreement dated  as of  May 15,  1991 by  and between  the Registrant,  Allstate Life  Insurance
              Company, Monumental  Insurance  Company and  PFL  Life  Insurance Company  --  incorporated  herein by reference to Exhibit 28 to Report on Form 8-K dated  May 23, 1991 filed with the Commission on June 4,
              1991.
    (c)    -- First  Amendment  to Note Agreement,  dated as of  February 28,  1992, by and  between the Registrant,
              Allstate Life  Insurance  Company,   Monumental  Life  Insurance  Company   and  PFL  Life   Insurance
              Company -- incorporated herein by reference to Exhibit 10(d)  to Report on Form 10-K of the Registrant
              for the fiscal year ended May 31, 1992 filed with the Commission on August 28, 1992.
    (d)    -- Second Amendment to Note Agreement, dated as of March 25, 1992 by and between the Registrant, Allstate
              Life  Insurance   Company,   Monumental    Life   Insurance   Company    and   PFL   Life    Insurance
              Company -- incorporated herein by reference to Exhibit 10(e)  to Report on Form 10-K of the Registrant
              for the fiscal year ended May 31, 1992 filed with the Commission on August 28, 1992.
    (e)    -- Third Amendment to the  Note Agreement, dated as  of December 1, 1992  by and between the  Registrant,
              Allstate  Life  Insurance  Company,   Monumental  Life  Insurance  Company   and  PFL  Life  Insurance
              Company -- incorporated herein by reference to Exhibit  10(f) to Report on Form 10-K of the Registrant
              for the fiscal year ended May 31, 1993 filed with the Commission on August 30, 1993.
    (f)    -- Fourth  Amendment to the  Note Agreement, dated as  of August 25, 1995  by and between the Registrant,
              Allstate Life  Insurance  Company,   Monumental  Life  Insurance  Company   and  PFL  Life   Insurance
              Company -- incorporated herein by reference to Exhibit 10 to Report on Form 10-Q of the Registrant for
              the quarterly period ended August 31, 1995 filed with the Commission on October 13, 1995.

EXHIBIT
NUMBERS                                             DESCRIPTION OF EXHIBITS
--------   ---------------------------------------------------------------------------------------------------------
    (g)    -- Agreement, dated December 5, 1990, by and between the Registrant and the Government of the Republic of
              Botswana -- incorporated herein by reference to Exhibit 10(f) to Report on Form 10-K of the Registrant
              for the fiscal year ended May 31, 1992 filed with the Commission on August 28, 1992.
    (h)    -- Subscription  Agreement,  dated  August 24,  1994 among  the Registrant  and the  Botswana Development
              Corporation-incorporated herein by reference to Exhibit 10(h) to Report on Form 10-K of the Registrant
              for the fiscal year ended May 31, 1994 filed with the Commission on August 31, 1994.
    (i)    -- Loan Agreement, dated May 14, 1996 among the Registrant, Fleet Bank, N.A. and Bank Leumi Trust Company
              of New  York -- incorporated herein  by reference  to Exhibit  10(i) to  Report on  Form 10-K  of  the
              Registrant for the fiscal year ended May 31, 1996 filed with the Commission on August 28, 1996.
    (j)    -- Cooperation  Agreement,  dated July 5,  1996, among the  Registrant, Empresa Nacional  de Diamantes de
              Angola and Sociedade Angolana de Exploracao, Lapidacao e Comercializacao de Diamantes --  incorporated herein  by reference  to Exhibit (1) to Current Report  on Form 8-K  of the Registrant  filed with the
              Commission on  October 31,  1996 (certain portions of  this agreement  are subject  to a  request  for confidential treatment).
    (k)    -- Cooperation Agreement,  dated  July  15,  1996,   between  the  Registrant  and AK Almazi Rossii Sakha
              --incorporated herein  by reference  to Exhibit (2) to  Current Report on Form 8-K/A of the Registrant
              filed with  the Commission  on November 18,  1996 (certain  portions of  this agreement are subject to a request for confidential treatment).
(23)(a)*   -- Consent of Deloitte & Touche  LLP (included on page S-2 as  part of Independent Auditors' Consent  and
              Report as to Schedules)
(23)(b)*   -- Consent of Ernst & Young LLP
(23)(c)    -- Consent  of  Warshaw Burstein  Cohen Schlesinger  & Kuh,  LLP (included  as part  of Exhibit  5 of the
              Registration Statement)
(25)**     -- Power of Attorney


(b) FINANCIAL STATEMENTS AND SCHEDULES.

     (1) The Financial Statements are included in the Prospectus; see 'Index to Financial Statements' in the Prospectus.

     (2) The following financial statement schedule of the Company included herein should be read in conjunction with audited financial statements included in the Prospectus.


        SCHEDULE NUMBER   DESCRIPTION OF SCHEDULE
        ---------------   -----------------------
        II                Valuation and Qualifying Accounts


     All other schedules for the Company are omitted because either they are not applicable or the required information is shown in the financial statements or notes thereto.

------------


* Filed herewith.



** Previously filed with filing of Registration Statement on October 16, 1996.


ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, State of New York, on November 19, 1996.


                                          LAZARE KAPLAN INTERNATIONAL INC.


                                          By       /S/ SHELDON L. GINSBERG
                                             ...................................


                                                    SHELDON L. GINSBERG
                                                  EXECUTIVE VICE PRESIDENT
                                                AND CHIEF FINANCIAL OFFICER
                                            (PRINCIPAL FINANCIAL AND ACCOUNTING
                                                          OFFICER)


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


                SIGNATURE                                      TITLE                              DATE
------------------------------------------  --------------------------------------------   -------------------

                    *                       Chairman of the Board of Directors              November 19, 1996
 .........................................
           (MAURICE TEMPELSMAN)

                    *                       Vice  Chairman of the Board of Directors and    November 19, 1996
 .........................................    President (principal executive officer)
            (LEON TEMPELSMAN)

                    *                       Director                                        November 19, 1996
 .........................................
            (GEORGE R. KAPLAN)

                    *                       Director                                        November 19, 1996
 .........................................
            (LUCIEN BURSTEIN)

                    *                       Director                                        November 19, 1996
 .........................................
         (MICHAEL W. BUTTERWICK)

                    *                       Director                                        November 19, 1996
 .........................................
              (MYER FELDMAN)

           SHELDON L. GINSBERG              Director, Executive Vice President and Chief    November 19, 1996
 .........................................    Financial Officer (principal financial and
          (SHELDON L. GINSBERG)               accounting officer)

                    *                       Director                                       November 19, 1996
 .........................................
            (ROBERT SPEISMAN)

      *By:   /s/ SHELDON L. GINSBERG
 .........................................
          (SHELDON L. GINSBERG)
             ATTORNEY-IN-FACT

To the Board of Directors and Stockholders
LAZARE KAPLAN INTERNATIONAL INC.


     We have audited the consolidated financial statements of Lazare Kaplan International Inc. and subsidiaries as of May 31, 1996 and 1995 and for the years then ended and have issued our report thereon dated July 9, 1996 (included elsewhere within the Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement for the years ended May 31, 1996 and 1995. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.



     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein for the years ended May 31, 1996 and 1995.


                                          ERNST & YOUNG LLP

New York, New York
July 9, 1996

              INDEPENDENT AUDITORS' CONSENT AND REPORT ON SCHEDULE

     We consent to the use in this Registration Statement of Lazare Kaplan International Inc. and subsidiaries on Form S-2 of our report dated July 13, 1994 (August 31, 1994 as to Note 11), appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the headings 'Selected Financial Information' and 'Experts' in such Prospectus.

     Our audit of the financial statements referred to in our aforementioned report also included the financial statement schedule of Lazare Kaplan International Inc. and subsidiaries, listed in Item 16(b). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


DELOITTE & TOUCHE LLP
New York, New York
November 18, 1996

                                                                     SCHEDULE II


                        LAZARE KAPLAN INTERNATIONAL INC.
                                AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS

                     COLUMN A                         COLUMN B              COLUMN C               COLUMN D      COLUMN E
                     --------                         --------              --------               --------      -------
                                                                            ADDITIONS
                                                                  -----------------------------
                                                                     (1)              (2)
                                                     BALANCE AT    CHARGED TO      CHARGED TO                    BALANCE AT
                                                    BEGINNING OF   COSTS AND    OTHER ACCOUNTS    DEDUCTIONS       END OF
                    DESCRIPTION                        PERIOD      EXPENSES      DESCRIBE          DESCRIBE       PERIOD
---------------------------------------------------   --------    ---------      --------------    --------      --------
YEAR ENDED MAY 31, 1996:
     Allowance for doubtful accounts...............   $220,046    $  70,000         $--            $ 8,781 (B)   $281,265
                                                      --------    ---------      --------------    --------      --------
     Sales returns and allowances..................   $ --        $  --             $--            $ --          $ --
                                                      --------    ---------      --------------    --------      --------

YEAR ENDED MAY 31, 1995:
     Allowance for doubtful accounts...............   $165,169    $  70,000         $--            $15,123 (B)   $220,046
                                                      --------    ---------      --------------    --------      --------
     Sales returns and allowances..................   $ --        $  --             $--            $ --          $ --
                                                      --------    ---------      --------------    --------      --------

YEAR ENDED MAY 31, 1994:
     Allowance for doubtful accounts...............   $403,837    $  10,000         $--            $248,668(B)   $165,169
                                                      --------    ---------      --------------    --------      --------
     Sales returns and allowances..................   $268,632    $(268,632)(A)     $--            $ --          $ --
                                                      --------    ---------      --------------    --------      --------

------------

 (A) Adjustments to reserve balance

 (B) Amounts written off

                        LAZARE KAPLAN INTERNATIONAL INC.

                 Appendix to Registration Statement on Form S-2


Diagram I

This is a drawing of the side view of a diamond, including the angles and proportions that comprise the formula for cutting a diamond to ideal proportions.


Diagram II
Illustration A

This is a drawing of the side view of a diamond that is ideal cut, with a line depicting the path that light takes when it enters and then is released from a diamond cut to ideal proportions.

Illustration B

This is a drawing of the side view of a diamond that is cut deep, with a line depicting the path that light takes when it enters and then is released from a diamond that is cut this way.

Illustration C

This is a drawing of the side view of a diamond that is cut shallow, with a line depicting the path that light takes when it enters and then is released from a diamond that is this way.

Diagram III

This is a drawing of the side view of an ideal cut diamond containing a circle in the center depicting a magnified portion of the outer perimeter (i.e. girdle) of the diamond. Within the circle is the Lazare Kaplan logo and a six-digit number.


                   STATEMENT OF DIFFERENCES
                  -------------------------
   The registered trademark shall be expressed as 'r'